            AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON*

                              REGISTRATION NO. 333-
 ------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                      First Enterprise Service Group, Inc.
             (Exact name of registrant as specified in its charter)

-------------------------------------------- ----------------------------------------- ------------------------------------------
                  Florida                                      6770                                   Applied For
-------------------------------------------- ----------------------------------------- ------------------------------------------
State or other jurisdiction of               PRIMARY STANDARD INDUSTRIAL               I.R.S. Employer Identification No.
Incorporation or organization                CLASSIFICATION CODE NUMBER
-------------------------------------------- ----------------------------------------- ------------------------------------------

                              2503 W. Gardner Ct.,
                                 Tampa, FL 33611
                                  813. 831.9348

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               Michael T. Williams
                                    PRESIDENT
                      First Enterprise Service Group, Inc.
                               2503 W. Gardner Ct.
                                 Tampa, FL 33611
                             TELEPHONE: 813.831.9348

(Name, address, including zip code, and telephone number, including area code, of agent for service)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As promptly as practicable after this registration statement becomes effective and after the closing of the merger of the proposed merger described in this registration statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b, under the securities act, check the following box and list the securities act registration statement number of the earlier effective registration statement for the same offering. *[ ]* registration number,

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the securities act, check the following box and list the securities act registration statement number of the earlier effective registration statement for the same offering. *[ ]* registration number,

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. *[ ]

                            ------------------------

CALCULATION OF REGISTRATION FEE

Title of each                      Proposed           Proposed
 class of          Amount          maximum            maximum       Amount of
securities          to be       offering price        aggregate    registration
   to be         registered         per unit       offering price      fee
registered

Common
Stock, par
Value - no        28,386,752        $.001            $2,838.68        $946.23


(1) Represents an estimate of the maximum number of shares of common stock of Registrant, which may be issued to former holders of shares of common stock of Space Systems International Corporation pursuant to the merger described herein.
(2) The registration fee has been calculated pursuant to Rule 457(f)(2). As of the filing of this registration statement, SSI had an accumulated capital deficit. In addition, SSI's common stock has no par value. Accordingly, the proposed maximum offering price has been calculated by multiplying one-third, 1/3, of an assumed par value for SSI's Common Stock of, .0001 par value per share, pursuant to Delaware law by the maximum number of shares to be issued to the holders of SSI common stock in the merger.

                            ------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.
--------------------------------------------------------------------------------

                     Space Systems International Corporation

                     INFORMATION STATEMENT FOR SHAREHOLDERS

                      FIRST ENTERPRISE SERVICE GROUP, INC.

                                   PROSPECTUS

The board of directors of Space Systems International Corporation has unanimously approved a merger between SSI and First Enterprise Service Group, Inc. First Enterprise Service Group has committed to file to have its stock is quoted on the over-the-counter bulletin board of the Nasdaq Stock Market Inc., under the symbol "*BBB symbol." Because First Enterprise Service Group is a company whose securities will be quoted on the bulletin board, the SSI board believes that the merger will

         o Increase the visibility of SSI's business, which could be helpful in further developing and commercializing SSI's products.

         o  Facilitate SSI's ability to raise capital in the public markets

         o Potentially improve SSI's shareholders' ability to sell their shares in the over-the-counter market.

Your board of directors has determined that the merger is fair to you and in your best interests. In addition, shareholders owning approximately 60% of your common stock have executed a written consent voting to approve the merger. No further consent of you or any of the shareholders of SSI is necessary to approve the merger under the laws of the state of Delaware.

The merger will close as soon as practicable after the SEC declares this Information Statement/Prospectus effective. When the merger is completed, you will receive one share of First Enterprise Service Group common stock for each share of SSI common stock one share of First Enterprise Service Group Class A Preferred Stock for each share of SSI Class A Preferred Stock and that you own.

First Enterprise Service Group was formed as a vehicle to acquire a private company desiring to become an SEC reporting company in order thereafter to secure a listing on the over the counter bulletin board.

The total number of shares of common stock that First Enterprise Service Group will issue to all of the SSI shareholders in the merger is 12,835,150. The total number of shares of Class A preferred stock that First Enterprise Service Group will issue to all of the SSI shareholders in the merger is 7,120,720. There are an additional 2,879,280 shares of Class A Preferred Stock authorized but unissued. We will have the same number of such shares authorized but unissued after the merger, assuming no further issuance of Class A preferred stock by SSI prior to the closing of the merger. Further, there are options to acquire an additional 3,500,000 shares of SSI common stock outstanding prior to this merger and another 200,000 options to be granted upon the successful completion of this merger. These will be converted to options to acquire our stock following the merger. Additionally, 1,000,000 shares of restricted common stock will be issued to a consultant subsequent to the completion of this registration statement.

Assuming all SSI authorized Class A preferred stock is issued and converted, the exercise of all options, and the issuance of the restricted shares described above, there would be 27,535,150 shares of SSI common stock outstanding prior to the merger. We estimate that this number will represent approximately 97% of the outstanding First Enterprise Service Group common stock after the merger. Following the merger, the surviving company will continue to file reports with the SEC as a result of its filing of a form 8-A electing to be a reporting company subject to the requirements of the 1934 act.

THE PROPOSED MERGER IS A VERY COMPLEX TRANSACTION WITH A NUMBER OF RISKS AND UNCERTAINTIES ASSOCIATED WITH IT. THIS DOCUMENT PROVIDES YOU WITH DETAILED INFORMATION ABOUT THE PROPOSED MERGER. WE STRONGLY URGE YOU TO READ AND CONSIDER CAREFULLY THIS DOCUMENT IN ITS ENTIRETY, ESPECIALLY THE MATTERS REFERRED TO UNDER "RISK FACTORS" BEGINNING ON *INSERT PAGE #.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED OR DISAPPROVED THE FIRST ENTERPRISE SERVICE GROUP COMMON STOCK TO BE ISSUED IN THE MERGER OR INDICATED THAT THIS INFORMATION STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this information statement/prospectus is *date of information, and it is first being mailed to SSI shareholders on or about *date mailed.

OTHER INFORMATION FOR SSI STOCKHOLDERS:

         o THE PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION THAT IS NOT INCLUDED IN Or DELIVERED WITH THE DOCUMENT. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE TO SECURITY HOLDERS UPON WRITTEN OR ORAL REQUEST TO: 11440 WEST BERNARDO COURT, SUITE 300, SAN DIEGO, CA 92127, 619/674-6600, EXT. 5792 (ED DALEY).

         o Do not send in your SSI stock certificates now. If the merger is completed, we will send you written instructions for exchanging your share articles.

         o The merger has been structured as a tax-free reorganization. The tax basis in your SSI common stock will carryover and become the tax basis in your new shares of First Enterprise Service Group common stock.

         o Like SSI, First Enterprise Service Group has never paid any dividends.

         o If you have any questions about the merger, please call Ed Daley at SSI, at 619/674-6600, ext. 5792.

DEALER PROSPECTUS DELIVERY OBLIGATION

Until        , all dealers that effect transactions in these securities, whether or not participating in this offering, are required to deliver a prospectus.

                                     SUMMARY

This summary highlights selected information from this information statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we have referred you.

In the merger, SSI's shareholders will merger shares with First Enterprise Service Group, and First Enterprise Service Group will be the surviving company of SSI.

The merger agreement is attached as annex A to this document. We encourage you to read the merger agreement, as it is the legal document that governs the merger.

THE COMPANIES.

     First Enterprise Service Group
     2503 W. Gardner Ct.
     Tampa, FL  33611

We were organized under the laws of the state of Florida in April 1999. Since inception, our primary activity has been directed to organizational efforts. We were formed as a vehicle to acquire a private company desiring to become an SEC reporting company in order thereafter to secure a listing on the over the counter bulletin board.

SSI, address and phone: 11440 West Bernardo Court, Suite 300, San Diego, 92127, 619/674-6600, ext. 5792.

SSI was incorporated in Delaware in 1998. SSI sells remote sensing and telecommunications systems, products and services.

SSI'S REASONS FOR THE MERGER

         o Increase the visibility of SSI's business, which could be helpful in further developing and commercializing SSI's products.

         o  Facilitate SSI's ability to raise capital in the public markets.

         o Potentially improve SSI's shareholders' ability to sell their shares in the over-the-counter market.

COMPARISON OF THE PERCENTAGE OF OUTSTANDING SHARES ENTITLED TO VOTE HELD BY DIRECTORS, EXECUTIVE OFFICERS AND THEIR AFFILIATES AND THE VOTE REQUIRED FOR APPROVAL OF THE MERGER.

Eighty-six percent of First Enterprise Service Group's shares are held by its directors, executive officers and their affiliates. A majority vote of the issued and outstanding shares is required to approve the merger. Shareholders owning 86% of our common stock have executed a written consent voting to approve the merger. No further consent of you or any of the shareholders of First Enterprise Service Group is necessary to approve the merger under the laws of the state of Florida.

Approximately 65.4% percent of SSI's shares are held by its directors, executive officers and their affiliates. A majority vote of the issued and outstanding shares is required to approve the merger. Shareholders owning approximately 60% of your common stock have executed a written consent voting to approve the merger. No further consent of you or any of the shareholders of SSI is necessary to approve the merger under the laws of the state of Delaware.

NO REGULATORY APPROVAL REQUIRED.

Neither First Enterprise Service Group nor SSI is aware of any governmental regulatory approvals required to be obtained with respect to the closing of the merger, except for the filing of the articles of merger with the offices of the secretary of state of the state of Delaware, the filing with the Commission of the registration statement on Form S-4 registering the shares and this information statement/prospectus, and compliance with all applicable state securities laws regarding the offering and issuance of the shares.

DISSENTERS' RIGHTS

Dissenters' rights of appraisal exist. See PAGE * for further information.

FEDERAL INCOME TAX CONSEQUENCES.

Tax matters are very complicated and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your tax advisors for a full understanding of the tax consequences of the merger to you. SSI and First Enterprise Service Group have structured the merger so that neither SSI nor its shareholders should recognize gain or loss for federal income tax purposes as a result of the merger.

                       SELECTED HISTORICAL FINANCIAL DATA

The following selected historical financial data of SSI and First Enterprise Service Group has been derived from their respective historical financial statements, and should be read in conjunction with such financial statements and the notes thereto, which are included in this information statement/prospectus.

                  SSI SELECTED HISTORICAL FINANCIAL INFORMATION

The following selected financial information should be read in conjunction with the SSI audited financial statements for the years ended February 28, 1998 and 1999 included elsewhere in the registration statement and Management's Discussion and Analysis of Financial Condition and Results of Operations. The historical selected financial information as of August 31, 1999 and for the six months ended August 31, 1998 and 1999 are derived from and should be read in conjunction with the SSI unaudited financial statements included elsewhere in the registration statement. The unaudited financial statements, in our opinion, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for the periods presented. The results of operations for the six months ended August 31, 1999 are not necessarily indicative of results to be expected for the full year.

                                           YEARS ENDED FEBRUARY 28,               SIX MONTHS ENDED AUGUST 31,
                                      -----------------------------------      ------------------------------
                                              1998               1999             1998                 1999
                                      --------------      ---------------      -------------      -----------
                                                                               (UNAUDITED)        (UNAUDITED)
Statement of operations data:
     Revenues                           $     103,621      $     58,526       $      7,023       $    513,363
     Cost of revenue                           78,665            10,341              2,500            291,315
     Gross margin                              24,956            48,185              4,523            222,048
     Operating expenses                        21,032           501,153            192,987            457,091
     Interest expense                           3,352             2,097              1,580             11,266
                                         ------------      ------------       ------------       ------------
     Net income (loss)                   $        572      $   (455,065)      $   (190,044)      $   (246,309)
                                         ============      ============       ============       ============
     Basic income (loss) per share       $       0.00      $      (0.05)      $      (0.02)      $      (0.02)
                                         ============      ============       ============       ============
     Shares used to compute basic
       income (loss) per share              7,200,150         9,464,417          8,893,162         10,425,150
                                         ============      ============       ============       ============
    Diluted income (loss) per share      $       0.00      $       0.00       $       0.00       $       0.00
                                         ============      ============       ============       ============
    Shares used to compute diluted
       income (loss) per share              7,200,150              --                 --                 --
                                         ============      ============       ============       ============

The following table sets forth, for the periods indicated, certain operating information expressed as a percentage of revenue. The results of operations data for the six months ended August 31, 1999 are not necessarily indicative of the results to be expected for the full year or future periods.


                                   YEARS ENDED FEBRUARY 28,  SIX MONTHS ENDED AUGUST 31,
                                   ------------------------  ---------------------------
                                      1998       1999            1998          1999
                                   ----------  ------------  ------------   ------------
                                                             (UNAUDITED)  (UNAUDITED)
Statement of operations data
     Revenues                       100.0%      100.0%         100.0%       100.0%
     Cost of revenue                 75.9%       17.7%          35.6%        56.7%
     Gross margin                    24.1%       82.3%          64.4%        43.3%
     Operating expenses              20.3%      856.3%       2,747.9%        89.0%
     Interest expense                 3.2%        3.6%          22.5%         2.2%
     Net income (loss)                0.6%     (777.5%)     (2,706.0%)       48.0%)


        FIRST ENTERPRISE SERVICE GROUP SELECTED HISTORICAL FINANCIAL DATA

                        TO BE DONE BY THEIR ACCOUNTANTS.

                    UNAUDITED INTERIM FINANCIAL STATEMENTS OF
                     SPACE SYSTEM INTERNATIONAL CORPORATION

INTERIM FINANCIAL STATEMENTS

The accompanying balance sheet as of August 31, 1999 and the statements of operations and cash flows for the six-month periods ended August 31, 1998 and 1999, respectively, have not been audited. However, these financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In management's opinion, the accompanying financial statements reflect all material adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the results for the interim periods presented. The results for the interim periods are not necessarily indicative of the results, which will be reported for the entire year.

                     Space System International Corporation
                                 Balance sheet
                       As of August 31, 1999 (Unaudited)
                                     Assets

Cash                                                                          $ 251,764
Accounts receivable                                                              85,168
Prepaid expenses                                                                  5,170
                                                                              ---------

     Total current assets                                                       342,102

Furniture and equipment, net of accumulated
     depreciation of $3,293 at August 31, 1999                                    2,796

Other assets                                                                        397
                                                                              ---------

     Total assets                                                             $ 345,295
                                                                              =========

                     Liabilities and stockholders' equity

Current liabilities:
     Accounts payable and accrued liabilities                                 $ 158,770
     Notes payable                                                              105,633
                                                                              ---------

     Total current liabilities                                                  264,403
                                                                              ---------

Commitments and contingencies

Stockholders' equity:
     Preferred stock, $.0001 par value: 25,000,000
       shares authorized: -0- issued and outstanding                               --
     Common stock, $0.0001 par value; 50,000,000
       shares authorized                                                          1,093
     Contributed and paid in capital                                            941,411
     Common stock subscriptions receivable                                      (25,000)
     Accumulated deficit                                                       (836,612)
                                                                              ---------

     Total stockholders' equity                                                  80,892
                                                                              ---------
Total liabilities and
     stockholders' equity                                                     $ 345,295
                                                                              =========


                     Space Systems International Corporation
                            Statements of operations
          For the six months ended August 31, 1998 and 1999 (Unaudited)

                                                                         Six months ended
                                                                               August 31,
                                                                  --------------------------------
                                                                       1998              1999
                                                                  --------------   ---------------
                                                                  (Unaudited)       (Unaudited)
Revenues:
     Sales                                                        $        7,023    $     461,876
     Consulting                                                               --           51,487
                                                                  --------------    -------------

         Total revenues                                                    7,023          513,363

Cost of revenues                                                           2,500          291,315
                                                                  --------------    -------------

     Gross margin                                                          4,523          222,048
                                                                  --------------    -------------

Operating expenses                                                       192,987          457,091

Interest expense                                                           1,580           11,266
                                                                  --------------    -------------

     Total expenses                                                      194,567          468,357
                                                                  --------------    -------------

Net loss                                                          $     (190,044)   $    (246,309)
                                                                  ==============    =============

Basic and diluted loss per share                                  $        (0.02)  $        (0.02)
                                                                  ==============    =============

Shares used to compute basic and diluted
     loss per share                                                    8,893,162       10,425,150
                                                                  ==============    =============

                     Space Systems International Corporation
                  Statement of changes in stockholders' equity
              For the six months ended August 31, 1999 (Unaudited)

                                                       COMMON       CONTRIBUTED
                               COMMON STOCK             STOCK          AND                          TOTAL
                        -------------------------   SUBSCRIPTIONS     PAID IN    ACCUMULATED    STOCKHOLDERS'
                             SHARES        VALUE     RECEIVABLE      CAPITAL      DEFICIT          EQUITY
                        -------------   ---------  ---------------  ---------- --------------  -------------
Balance at
   February 28, 1999     10,300,150        1,030      (25,000)      628,974     (590,303)       14,701

UNAUDITED INFORMATION:

Issuable common stock
   for $25,000 cash
   during July 1999         125,000           13         --          62,487         --          62,500

Issuable common stock
   for $63,000 cash
   during August 1999       350,000           35         --         174,965         --         175,000

Issuable common stock
   for $27,000 cash
   during August 1999       150,000           15         --          74,985         --          75,000

Net loss for the six
   months ended
   August 31, 1999             --           --           --            --       (246,309)     (246,309)
                         ----------   ----------   ----------    ----------   ----------    ----------

Balance at August 31,
   1999 (Unaudited)      10,925,150   $    1,093   $  (25,000)   $  941,411   $ (836,612)   $   80.892
                         ==========   ==========   ==========    ==========   ==========    ==========


                     Space Systems International Corporation
                            Statements of cash flows
          For the six months ended August 31, 1998 and 1999 (Unaudited)

                                                Six months ended
                                                   August 31,
                                                     1998            1999
                                                --------------  --------------
                                                  (Unaudited)  (Unaudited)
Cash flows from operating activities:
Net income (loss)                                $(187,044)   $(246,309)
Adjustments to reconcile net loss to
  net cash used in operating activities:
Depreciation                                           400          400
Loss on disposal of furniture and equipment           --           --
Common stock options issued to consultants          67,000         --
Changes in operating assets and liabilities:
Accounts receivable                                 (3,523)     (65,518)
Other assets                                          (779)        --
Prepaid expenses                                      --         16,536
Accounts payable and
  accrued expenses                                  47,805       68,729
                                                 ---------    ---------

       Net cash used in operating activities       (76,141)    (226,162)
                                                 ---------    ---------

Cash flow from financing activities:
   Issuance of common stock                        130,060      312,500
   Borrowings on notes payable                        --         90,000
   Repayments of notes payable                      (6,619)     (12,667)
                                                 ---------    ---------

     Net cash provided by financing activities     123,441      389,833
                                                 ---------    ---------

Net increase in cash                                47,300      163,671

Cash at beginning of period                            192       88,093
                                                 ---------    ---------

Cash at end of period                            $  47,492    $ 251,764
                                                 =========    =========

                     Space Systems International Corporation
                            Statements of cash flows
          For the six months ended August 31, 1998 and 1999 (Unaudited)

                                                       Six months ended
                                                              August 31,
                                                  ------------------------------
                                                        1998           1999
                                                  -------------   --------------
                                                  (Unaudited)       (Unaudited)
Supplemental disclosure of cash flow information:

       Cash paid during the period
          for income taxes                          $          --     $  --
                                                    ===============   =======
       Cash paid during the period
          for interest                              $         1,580   $11,266
                                                    ===============   =======


Supplemental disclosure of noncash investing and financing activities:

Effective March 1, 1998 the Company exchanged 7,200,150 shares of common stock for all of the assets and liabilities of Space Liaison and Imaging Corporation. The value of the assets and liabilities acquired were $4,303 and $31,056, respectively.

NOTES TO INTERIM UNAUDITED FINANCIAL STATEMENTS

ACCOUNTS RECEIVABLE

Accounts receivable at August 31, 1999 of $85,168 consist principally of amounts due for consulting services.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following at August 31, 1999:

   Accounts payable-trade                               $    2,876
   Accrued salaries                                         87,500
   Accrued salaries and payroll taxes
       (Foreign consulting services)                        68,394
                                                        ----------
                                                        $  158,770
                                                        ==========

NOTES PAYABLE

Notes payable at August 31, 1999 consists of:

Note payable to a bank, interest payable
   monthly at 13.50% per annum,
   principal amount due on demand                         $ 11,290
Note payable to a finance company,
   interest payable monthly at 12.38%
   per annum                                                 4,343

Notes payable to individuals,
   interest payable monthly at 8.25% per
   annum.  This note is secured by
   accounts receivable                                      90,000
                                                          --------
                                                          $105,633
                                                          ========

    UNAUDITED PRO FORMA COMBINED BALANCE SHEET OF SPACE SYSTEMS INTERNATIONAL
        CORPORATION (SSI) AND FIRST ENTERPRISE SERVICE GROUP INC. (FESG)
                                 AUGUST 31, 1999
                                     ASSETS


                                                                                     PROFORMA     PROFORMA
                                                          SSI         FESG    NOTE  ADJUSTMENTS   COMBINED
                                                      -----------  ---------  ----  -----------  ----------
Cash                                                  $  251,764   $     --     I   $1,500,000   $1,751,764
Accounts receivable                                       85,168         --               --         85,168
Prepaid expenses                                           5,170         --               --          5,170
Deferred consulting expenses                                --           --     A          712
                                                                                G      500,000      500,712
                                                      ----------   ----------       ----------   ----------

     Total current assets                                342,102         --          2,000,712    2,342,814
                                                      ----------   ----------       ----------   ----------

Furniture and equipment,
   net of accumulated depreciation
   of $3,293                                               2,796         --               --          2,796
Other assets                                                 397         --               --            397
                                                      ----------   ----------       ----------   ----------

     Total assets                                     $  345,295   $     --         $2,000,712   $2,346,007
                                                      ==========   ==========       ==========   ==========


    UNAUDITED PRO FORMA COMBINED BALANCE SHEET OF SPACE SYSTEMS INTERNATIONAL
        CORPORATION (SSI) AND FIRST ENTERPRISE SERVICE GROUP INC. (FESG)
                                 AUGUST 31, 1999
                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                                PROFORMA           PROFORMA
                                                       SSI           FESG        NOTE          ADJUSTMENTS         COMBINED
                                                -------------  --------------  ---------       -----------       -----------
Current liabilities:
     Accounts payable and
        accrued liabilities                     $     158,770  $           --                 $       --         $  158,770
     Notes payable                                    105,633              --                         --            105,633
                                                -------------  ---------------                 ------------   -------------
     Total current liabilities                        264,403              --                         --            264,403

Commitments and contingencies

Stockholders' equity:
     Preferred stock                                       --              --      A                   712              712
     Common stock                                       1,093              79      B                    40
                                                                                   C                    25
                                                                                   D                    20
                                                                                   E                    22
                                                                                   F                    45
                                                                                   G                   100
                                                                                   H                   (20)
                                                                                   I                   300
                                                                                   J                    20
                                                                                   K                    59            1,783
     Contributed and paid in capital                  941,411              --      B               199,960
                                                                                   C               125,000
                                                                                   D                99,980
                                                                                   E               112,478
                                                                                   F               224,955
                                                                                   G               499,900
                                                                                   H                    20
                                                                                   I             1,614,537
                                                                                   J                99,981        3,918,222
     Common stock subscriptions
       receivable                                    (25,000)              --      B                   (40)
                                                                                   C                   (25)
                                                                                   D               (40,000)
                                                                                   E               (45,000)
                                                                                   F                   (45)
                                                                                   J                   (20)
                                                                                   K                   (59)        (110,189)
     Accumulated deficit                            (836,612)             (79)                    (892,233)      (1,728,924)
                                                -------------  ---------------                 ------------   -------------

     Total stockholders' equity                        80,892              --                     2,000,712       2,081,604
                                                -------------  ---------------                 ------------   -------------

     Total liabilities and
         stockholders' equity                   $     345,295  $           --                  $  2,000,712   $   2,346,007
                                                =============  ===============                 ============   =============


              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                         OF SPACE SYSTEMS INTERNATIONAL
        CORPORATION (SSI) AND FIRST ENTERPRISE SERVICE GROUP INC. (FESG)
                    FOR THE SIX MONTHS ENDED AUGUST 31, 1999


                                                                                               PROFORMA            PROFORMA
                                                       SSI           FESG        NOTE          ADJUSTMENTS         COMBINED
                                                -------------  --------------  ---------       -----------       -----------

PROFORMA STATEMENT OF OPERATIONS DATA

     Revenues                                      $   513,363     $    --                      $    --           $     513,363
     Cost of Revenue                                   291,315          --                           --                 291,315
     Gross Margin                                      222,048          --                           --                 222,048
     Operating Expenses                                457,091          79                           --
                                                                                      A              --
                                                                                      B             199,960
                                                                                      C             125,000
                                                                                      D              60,000
                                                                                      E              67,500
                                                                                      F             224,955
                                                                                      I             114,837
                                                                                      J              99,981           1,349,403
     Interest Expense                                   11,266          --                            --                 11,266
                                                 -------------    ---------                   -------------       -------------
     Net Loss                                    $    (246,309)   $    (79)                     $  (892,233)      $  (1,138,621)
                                                 =============    =========                   =============       =============

     Basic and Diluted Loss Per Share            $       (0.02)  $   (0.00)                     $    --           $       (0.07)
                                                 =============    =========                   =============       =============

     Shares used to compute basic
      and diluted loss per share                    10,425,150     851,603                           --              16,535,150
                                                 =============    =========                   =============       =============

                     NOTES TO UNAUDITED PROFORMA ADJUSTMENTS

The following proforma adjustments are being recorded as if the grant and/or exercise occurred as of August 31, 1999. The reverse split of First Enterprise Service Group, Inc. common stock for a total of 851,603 shares of common stock outstanding prior to the completion of this merger has been recorded as though the reverse split took place March 1, 1999. Per share information assumes the exercise of options as of March 1, 1999.


Unless otherwise noted exercisable options, granted to a consultant, to acquire 500,000 shares of common stock at an exercise price of $1.00 per share are not exercised.

Note A - To record the issuance of 7,120,720 shares of convertible preferred stock during January 2000. The shares are convertible based on the attainment of certain revenue goals of SSI during SSI's fiscal year. The shares have been valued at par value due to the uncertainty of the attainment of the revenue goals for conversion into common stock. The conversion feature expires two years after the grant. See "Description of SSI Capital Stock" located elsewhere in this registration statement.

Note B - To record the sale and issuance of 400,000 shares of common stock to a consultant during January 2000, on a proforma basis, at $.0001 per share and secured by a note receivable in the amount of $40 from the consultant. The shares have been valued at $.50 per share based on the anticipated offering of shares as part of this registration statement.

Note C - To record the sale and issuance of 250,000 shares of common stock to two consultants during January 2000, on a proforma basis, at $.0001 per share and secured by notes receivable totaling $25 from the consultants. The shares have been valued at $.50 per share based on the anticipated offering of shares as part of this registration statement.

Note D - To record the sale and issuance of 200,000 shares of common stock to a consultant during January 2000, on a proforma basis, at $.20 per share and secured by a note receivable in the amount of $40,000 from the consultant. The shares have been valued at $.50 per share based on the anticipated offering of shares as part of this registration statement.

Note E - To record the sale and issuance of 225,000 shares of common stock to a consultant during January 2000, on a proforma basis, at $.20 per share and secured by a note receivable in the amount of $45,000 from the consultant. The shares have been valued at $.50 per share based on the anticipated offering of shares as part of this registration statement.

Note F - To record the sale and issuance of 450,000 shares of common stock to a consultant during January 2000, on a proforma basis, at $.0001 per share and secured by a note receivable in the amount of $45 from the consultant. The shares have been valued at $.50 per share based on the anticipated offering of shares as part of this registration statement.

Note G - To record the issuance of 1,000,000 shares of restricted common stock to a consultant after giving effect to the merger described in this registration statement, on a proforma basis, for services to be rendered during the initial term of the consulting agreement (one-year). The shares have been valued at $.50 per share based on the anticipated offering of shares as part of this registration statement.

Note H - To record the cancellation of 200,000 shares of common stock to a consultant during January 2000, on a proforma basis, for services to be rendered during the initial term of the consulting agreement. The shares were accounted for at par value but were never issued to the consultant.

Note I - To record the grants, during October, November, and December 1999, of options and exercise of such options for a total of 3,000,000 shares to consultants, on a proforma basis. The options are exercisable at $.50 per share and have been valued in accordance with Statement of Financial Accounting Standards No. 123 as of the grant date, on a proforma basis. The options expire one year after SSI's common shares become publicly traded.

Note J - To record the grant and exercise of options to acquire 200,000 shares of common stock, on a proforma basis, as discussed in Note 6 to the year ended February 28, 1999 audited financial statements located elsewhere in this registration statement. The options are exercisable at $.0001 per share and have been valued in accordance with Statement of Financial Accounting Standards No. 123 as of the grant date, on a proforma basis.
The options expire one year after SSI's common shares become publicly traded.

Note K - To record the exercise of options to acquire 585,000 shares of common stock, on a proforma basis. The options were granted during fiscal 1999 and are exercisable at $.0001 per share. The options were exercised during January 2000.

                                  RISK FACTORS

You should carefully consider the risks described below before making an investment decision in our company. In addition, you should keep in mind that the risks described below are not the only risks that we face. The risks described below are all the risks that we currently believe are material risks of this offering. However, additional risks not presently known to us, or risks that we currently believe are immaterial, may also impair our business operations. Moreover, you should refer to the other information contained in this prospectus for a better understanding of our business.

Our business, financial condition, or results of operations could be adversely affected by any of the following risks. If we are adversely affected by such risks, then the trading price of our common stock could decline, and you could lose all or part of your investment.

This information statement/prospectus contains forward-looking statements that involve risks and uncertainties. SSI's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences, include, but are not limited to, those discussed in the following section and in SSI's Management's Discussion and Analysis Of Financial Condition and Results of Operations and SSI Business.

THE MERGER AGREEMENT CONTAINS A NUMBER OF CONDITIONS THAT MUST BE SATISFIED IN ORDER FOR THE MERGER TO TAKE PLACE. IF THESE CONDITIONS AREN'T SATISFIED, THE MERGER WILL NOT CLOSE AND SSI WILL HAVE SUFFERED A DELAY IN REACHING ITS OBJECTIVE OF BECOMING A LISTED, TRADING COMPANY ON THE BULLETIN BOARD.

The conditions include:

         o The shareholders of SSI must approve the merger, which condition has been satisfied;

         o The holders of no more than 10% of the outstanding shares of common stock of SSI shall have exercising dissenters' rights;

         o The Securities and Exchange Commission must declare this registration statement effective;

         o First Enterprise Service Group must have filed an application to have its stock quoted on the bulletin board; and

         o SSI and its counsel must have satisfactorily completed their due diligence review of First Enterprise Service Group

SSI is not to complete the merger if the other conditions are not satisfied. Please understand that there is no guarantee that any of these conditions will be satisfied, or that the merger will occur in the time frame contemplated, or occur at all.

SHAREHOLDERS OF SSI WILL INCUR IMMEDIATE DILUTION OF PERCENTAGE OF OWNERSHIP IN THE AMOUNT OF 3%, ASSUMING ALL SSI AUTHORIZED CLASS A PREFERRED STOCK IS ISSUED AND CONVERTED AND ASSUMING THE EXERCISE OF ALL OPTIONS, AS A RESULT OF THE MERGER.

Dilution refers to a decrease in the percentage ownership interest of a company that a share of stock represents. The total number of shares of common stock that First Enterprise Service Group will issue to all of the SSI shareholders in the merger is 12,835,150. The total number of shares of Class A preferred stock that First Enterprise Service Group will issue to all of the SSI shareholders in the merger is 7,120,720. There are additional 2,879,280 shares of Class A Preferred Stock authorized but unissued. We will have the same number of such shares authorized but unissued after the merger, assuming no further issuance of Class A preferred stock by SSI prior to the closing of the merger. Further, there are options to acquire an additional 3,500,000 shares of SSI common stock outstanding at the time of this merger and another 200,000 options to be granted upon the successful completion of this merger. These will be converted to options to acquire our stock following the merger. Additionally, 1,000,000 shares of restricted common stock will be issued to a consultant subsequent to the completion of this registration statement. Assuming all SSI authorized Class A preferred stock is issued and converted, the exercise of all options, and the issuance of the restricted shares described above, there would be 27,535,150 shares of SSI common stock outstanding prior to the merger. We estimate that this number will represent approximately 97% of the outstanding First Enterprise Service Group common stock after the merger.

BECAUSE WE HAVE EXPERIENCED LOSSES, INCLUDING A LOSS OF $455,065 FOR THE YEAR ENDED FEBRUARY 28, 1999 AND EXPECT OUR EXPENSES TO INCREASE, WE MAY NOT BE ABLE TO ACHIEVE PROFITABILITY.

Almost since our inception, we have incurred losses. As of end of last fiscal year, we had an accumulated deficit of $590,303. We expect to continue to incur losses until we are able to significantly increase revenues from sales of our remote sensing and telecommunications systems, products and services. Our operating expenses are expected to continue to increase significantly in connection with our proposed expanded activities, particularly marketing activities. We cannot be certain that we will be able to accurately predict our revenues, particularly in light of the general uncertainty and intense competition for the sale of remote sensing and telecommunications systems, products and services systems, products and services. and our limited operating history. Accordingly, our future profitability will depend on our ability to increase our revenues while controlling costs. We cannot assure you that we will ever become or remain profitable.

WE NEED TO OBTAIN AT LEAST $500,000 IN EITHER ADDITIONAL SALES, ADDITIONAL FINANCING OR A COMBINATION OF BOTH IN THE NEXT 12 MONTHS OR WE WILL NOT BE ABLE TO REMAIN A GOING CONCERN, IN WHICH CASE YOUR STOCK WILL PROBABLY HAVE NO VALUE.

Our independent certified public accountants have pointed out that we have an accumulated deficit and negative working capital such that our ability to continue as a going concern is dependent upon obtaining additional capital and financing for our planned operations.

We do not have sufficient working capital to continue operations for the next 12 months. We need at least $500,000 in revenues and/or financing during the next 12 months or we may have to cease operations. If we do not generate these revenues and/or secure this additional financing in the next 12 months, then you will probably lose your entire investment. We have no commitment from any source to provide any financing. If we do not generate the required amount in sales revenues, we might not be able to secure these necessary funds from a financing transaction.

WE WILL DEPEND ON INDIVIDUAL PRODUCT ORDERS SHORT-TERM CONTRACTS THAT MAY NOT BE RENEWED. IF CUSTOMERS STOP ORDERING OUR OF REMOTE SENSING AND TELECOMMUNICATIONS SYSTEMS, PRODUCTS AND SERVICES PRODUCTS AND SERVICES OR CANCEL OR DO NOT RENEW OUR SHORT-TERM CONTRACTS, IT COULD REDUCE OUR REVENUES AND INCREASE OUR LOSSES.

We anticipate that we will derive a significant portion of our revenues from the sale of remote sensing and telecommunications systems, products and services. A significant number of these remote sensing and telecommunications systems, products and services sales will be made either as individual orders or under short-term contracts that average less than 12 months in length. Many of our remote sensing and telecommunications systems, products and services customers could cease purchasing remote sensing and telecommunications systems, products and services quickly and without penalty. As a result, our quarterly operating results will depend heavily on remote sensing and telecommunications systems, products and services revenues from individual sales or contracts entered into within the quarter and on our ability to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. If customers stop placing individual orders or cancel or defer existing remote sensing and telecommunications systems, products and services contracts or if we fail to obtain new orders or contracts in any quarter, our business, results of operations and financial condition for that quarter and future periods will be adversely affected.


WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY FOR THE FOLLOWING REASONS:

The market for remote sensing and telecommunications systems, products and services is intensely competitive and rapidly changing. We are subject to competition that is expected to intensify in the future because the number of competitors is increasing. For example, 5 years ago, there were no real competitors in this business. We may lack the financial resources needed to capture increased market share. Our larger existing or potential future competitors

         o  Are better known
         o  Have longer operating histories
         o Have well-established reputations for providing remote sensing and telecommunications systems, products and services
         o  Have broader distribution abilities
         o  Have stronger sales and marketing abilities
         o  Have more technical expertise
         o  Have greater human and financial resources

We currently do not have the human or financial resources needed to compete on this level.

For all of the foregoing reasons, we cannot assure you that we will be able to compete successfully.

OUR OPERATING RESULTS WOULD BE HURT SIGNIFICANTLY IF GLOBALSTAR AND ERICSSON, OUR MAJOR CUSTOMERS, CEASES TO PURCHASE FROM US.

We are dependent on the purchase of telecommunications engineering support in Russia from us by Globalstar and Ericsson. These customers account for 95% of our sales. The agreements are short-term in nature and can be canceled within

30-day notice with 3-month termination pay required under Russian Law. Termination or material interruptions of purchases of telecommunications engineering support by Globalstar and Ericsson would lead to reduced sales, which would hurt our operating results.


IF WE CANNOT OBTAIN ACCESS TO THE REQUIRED REMOTE SENSING IMAGES OR TO TELECOMMUNICATIONS PRODUCTS THAT MAKE UP PART OF OUR SYSTEMS, SALES OF OUR REMOTE SENSING AND TELECOMMUNICATIONS SYSTEMS, PRODUCTS AND SERVICES MAY DECLINE AND THIS WOULD HURT OUR OPERATING RESULTS.

We rely on third-party providers of required remote sensing images or telecommunications products that make up part of our systems. If we fail to obtain what we need from these providers, our sales revenue might decrease. Our ability to obtain required remote sensing images or telecommunications products that make up part of our systems may be adversely impacted by a number of factors, including the following:

         o Third parties may increase the price of the required remote sensing images or telecommunications products that make up part of our systems they provide.
         o Many third-party providers of remote sensing images or telecommunications products that make up part of our systems may compete with us for customers and may decide not to provide us with remote sensing images or telecommunications products that make up part of our systems
         o We anticipate that our contracts, if any, with third party content providers will be usually short-term and may be canceled with little or no notice.
         o Our competitors and many third-party providers of remote sensing images or telecommunications products that make up part of our systems may provide products and services that are similar or the same as our remote sensing and telecommunications systems, products and services and may do so at a lower cost.

OUR MANAGEMENT HAS SIGNIFICANT CONTROL OVER STOCKHOLDER MATTERS, WHICH MAY IMPACT THE ABILITY OF MINORITY STOCKHOLDERS TO INFLUENCE OUR ACTIVITIES.

Our officers and directors and their families control the outcome of all matters submitted to a vote of the holders of common stock, including the election of directors, amendments to our certificate of incorporation and approval of significant corporate transactions. These persons will beneficially own, in the aggregate, approximately 54% of our outstanding common stock. This consolidation of voting power could also have the effect of delaying, deterring or preventing a change in our control of that might be beneficial to other stockholders.

FAILURE BY SUPPLIERS OF REMOTE SENSING IMAGES OR TELECOMMUNICATIONS PRODUCTS THAT MAKE UP PART OF OUR SYSTEMS TO BE YEAR 2000 COMPLAINT COULD ADVERSELY AFFECT OUR OPERATIONS. BECAUSE OUR EVALUATION OF THESE ISSUES IS CONTINUING, WE CANNOT ASSURE YOU THAT ADDITIONAL ISSUES WILL NOT BE DISCOVERED WHICH COULD PRESENT A MATERIAL RISK OF DISRUPTION TO OUR OPERATIONS.

We would be harmed if there were any systems failures or interruptions in service resulting from the inability of our computing system or any of our existing third-party suppliers' systems to recognize the year 2000. We are highly dependent upon third-party suppliers of remote sensing images or telecommunications products that make up part of our systems. Because many of these providers are located in Russia, this risk may be greater than if our providers were U.S. based companies. We have had no discussions with our suppliers concerning their operating systems and are uncertain as to whether their operating systems are or will be year 2000 compliant.

RAPID TECHNOLOGICAL CHANGE COULD CAUSE OUR REMOTE SENSING AND TELECOMMUNICATIONS SYSTEMS, PRODUCTS AND SERVICES TO BECOME LESS ATTRACTIVE TO POTENTIAL CUSTOMERS. OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS MAY BE ADVERSELY AFFECTED IF WE ARE UNABLE TO ANTICIPATE OR RESPOND QUICKLY AND ECONOMICALLY TO ANY DEVELOPMENTS.

Our industry is characterized by rapidly changing technology, developing legal issues, changing consumer requirements, frequent new product and service introductions and enhancements and evolving industry standards in our industry. If we are unable to respond to these changes, our remote sensing and telecommunications systems, products and services may become less attractive to potential consumers. Our success will depend upon our ability to develop competitive methods to enhance our remote sensing and telecommunications systems, products and services and to develop and introduce new remote sensing and telecommunications systems, products and services in a timely and cost-effective manner. Developing these methods for remote sensing and telecommunications systems, products and services may require substantial time and expense. We cannot assure you that we will be able to respond quickly, cost-effectively or sufficiently to these developments.

CERTAIN RISKS IN OUR INTERNATIONAL OPERATIONS COULD INTERRUPT THE SUPPLY OF OUR PRODUCT COMPONENTS AND THE INTERNATIONAL DISTRIBUTION OF OUR REMOTE SENSING AND TELECOMMUNICATIONS PRODUCTS.

Our international operations are subject to the inherent risks of doing business abroad. The loss of certain foreign suppliers, customers or distributors could harm our ability to deliver our products on time and cause our sales to decline. Our financial performance could be materially adversely affected by many events and circumstances relating to our international operations, including:

    -    Shipping delays and cancellations;

    -    Increases in import duties and tariffs;

    -    Foreign exchange rate fluctuations;

    -    Changes in foreign laws and regulations; and

    -    Political and economic instability.


BECAUSE WE IMPORT SUBSTANTIALLY ALL OF OUR PRODUCTS, OUR BUSINESS IS SUBJECT TO POTENTIAL ADVERSE TRADE REGULATIONS AND RESTRICTIONS.

SSI does not own or operate any facilities or equipment that is used to make our products. Instead, we must import substantially all of our products from independent foreign suppliers, primarily in Russia and Canada. As a result, substantially all of our products are subject to customs duties and regulations in the countries of import. Within its discretion, the import countries' customs service may also set new regulations regarding the amount of duty to be paid, the value of merchandise to be reported or other customs regulations relating to our imported products. Failure to comply with these regulations may result in the imposition of additional duties or penalties or forfeiture of merchandise.

The countries in which facilities or equipment that is used to make our products are located may impose new quotas, duties, tariffs or other charges or restrictions. This could adversely affect our financial condition, results of operations or our ability to continue to import products at current or increased levels. In particular, our costs could increase, or the mix of countries from which we import our products may be changed, if the favorable trade regulations in import countries, such as the Generalized System of Preferences program or "Most Favored Nation" status in the U.S., are not renewed or extended each year. We cannot predict what regulatory changes may occur or the type or amount of any financial impact these changes may have on us in the future.

BECAUSE ALL OF OUR CURRENT SIGNIFICANT OPERATIONS ARE LOCATED IN RUSSIA, OUR BUSINESS IS EXPOSED TO POTENTIAL ECONOMIC AND POLITICAL RISKS.

All of our significant operations are located in Russia. Because of this, we are subject to the following risks that could restrict our ability to operate or increase our costs:

         o  economic and political instability in Russia

         o  transportation delays

         o  restrictive actions by the Russian government

         o the laws and policies of the United States affecting importation of goods, including duties, quotas and taxes

         o  Russia trade and tax laws

In particular, we could be adversely affected if the ruble appreciates significantly relative to the United States dollar. This is because the cost of our operations fluctuates with the value of the RUBLE.

THE PRICE OF OUR STOCK MAY FALL IF, AFTER THE MERGER, OUR INSIDERS SELL A LARGE NUMBER OF THEIR SHARES. IT MAY ALSO FALL IF NON-INSIDERS SELL THEIR SHARES AS WELL.

After the merger, eleven of our principal executive officers and other insiders will own an aggregate of 7,200,150 restricted shares. These shares may only be sold in compliance with Rule 144, except that there is no one year holding period because these shares are being issued under this registration statement. After the merger, 63 non-insiders will own an aggregate of 5,635,000 restricted shares. These non-insiders are not subject to the restrictions of Rule 144, and all of these non-insider shares may be sold immediately.

Rule 144 generally provides that a person owning shares subject to the Rule who has satisfied or is not subject to a one year holding period for the restricted securities may sell, within any three month period (provided we are current in our reporting obligations under the Exchange Act) subject to certain manner of resale provisions, an amount of restricted securities which does not exceed the greater of 1% of a company's outstanding common stock.

A sale of shares by these security holders, whether under Rule 144 or otherwise, may have a depressing effect upon the price of our common stock in any market that might develop after the merger.

THERE HAS BEEN NO PRIOR MARKET FOR OUR COMMON STOCK. IF WE DON'T GET OUR STOCK LISTED FOR TRADING AFTER THE MERGER, WE WILL NOT HAVE SATISFIED THE PRIMARY OBJECTIVE OF THE MERGER TRANSACTION.

Prior to this offering, you could not buy or sell our common stock publicly. We may not be able to secure a market maker to file an application to have our stock listed for trading. Even if we do, an active public market for our common stock may not develop or be sustained after the offering.

WE EXPECT THE PRICE OF OUR COMMON STOCK TO BE VOLATILE. YOU MAY NOT BE ABLE TO SELL YOUR STOCK FOR MORE THAN YOU PAID FOR IT.

The market price of the common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

         o  quarterly variations in operating results
         o  changes in financial estimates by securities analysts
         o  changes in market valuation of companies in our industry
         o announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments
         o  loss of a major customer
         o  additions or departures of key personnel
         o any shortfall in revenue or net income or any increase in losses from levels expected by analysts;
         o  future sales of common stock
         o stock market price and volume fluctuations, which are particularly common among highly volatile securities of our industry's companies.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, which could have a material adverse effect on our business, operating results and financial condition.

WE WILL BE SUBJECT TO PENNY STOCK RULES THAT MAY MAKE IT MORE DIFFICULT FOR YOU TO SELL YOUR SHARES.

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Commission. Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. As our shares immediately following the closing of the merger and listing of our stock be subject to such penny stock rules, our shareholders will in all likelihood find it more difficult to sell their securities.



                                MERGER APPROVALS

APPROVAL OF THE MERGER

On *DATE , 1999, Michael T. Williams as the sole member of our board of directors approved the merger proposal. The majority of our stockholders approved the merger proposal on the same date.

On *DATE , 1999, your board of directors unanimously approved the merger proposal. The majority of your stockholders approved the merger proposal on the same date.

                               MERGER TRANSACTION

The merger agreement provides that each outstanding share of SSI common stock, other than dissenting shares, as defined later in this document, will be exchanged for one share of common stock of First Enterprise Service Group. The total number of shares of Class A preferred stock that First Enterprise Service Group will issue to all of the SSI shareholders in the merger is 7,120,720. There are additional 2,879,280 shares of Class A Preferred Stock authorized but unissued. We will have the same number of such shares authorized but unissued after the merger, assuming no further issuance of Class A preferred stock by SSI prior to the closing of the merger. Further, there are options to acquire an additional 3,500,000 shares of SSI common stock outstanding prior to this merger and another 200,000 options to be granted upon the successful completion of this merger. These will be converted to options to acquire our stock following the merger. Additionally, 1,000,000 shares of restricted common stock will be issued to a consultant subsequent to the completion of this registration statement. Assuming all SSI authorized Class A preferred stock is issued and converted, the exercise of all options, and the issuance of the restricted shares described above, there would be 27,535,150 shares of SSI common stock outstanding prior to the merger.

The agreement provides that at the closing of the merger, First Enterprise Service Group will

         o  Reincorporate in Delaware
         o  Change its name to Space Systems International Corporation
         o  Adopt Space Systems International Corporation articles and bylaws
         o Elect, effective upon the effectiveness of the merger, new officers, a new board of directors to consist of the current officers and current directors of SSI.

The agreement provides that SSI's shareholders who vote against the merger are entitled to dissenters' rights with respect to the proposed the receipt shares of First Enterprise Service Group common stock as set forth in Delaware law.

None of the shares of First Enterprise Service Group common stock outstanding prior to the closing of the merger will be converted or otherwise modified in the merger and all of such shares not otherwise returned to us as provided in the merger agreement will be outstanding capital stock of First Enterprise Service Group after the closing of the merger.

The merger will be consummated promptly after this information statement/prospectus is declared effective by the SEC and upon the satisfaction or waiver of all of the conditions to the closing of the merger. The merger will become effective on the date and time a properly executed articles of merger are filed with the offices of the secretary of state of Delaware. Thereafter, SSI will be merged and First Enterprise Service Group, with the result that SSI will cease to exist and First Enterprise Service Group will be the surviving corporation in the merger.

EFFECT ON OUTSTANDING SSI'S OPTIONS

At the closing of the merger, First Enterprise Service Group will assume all SSI's options outstanding immediately prior to the closing of the merger. In accordance with their terms, each of SSI's options will become the right to acquire, on the same terms and conditions as were applicable to such SSI's options outstanding as of the closing of the merger, that number of shares of First Enterprise Service Group's common stock to which the holder of such SSI's options would have been entitled to receive in the merger had such SSI's options been exercised in full prior to the closing of the merger. Following the merger, an aggregate of 4,085,000 shares of First Enterprise Service Group's common stock will be issuable upon the exercise of SSI's options and another 200,000 options to be granted upon the successful completion of this merger. Additionally, 1,000,000 shares of restricted common stock will be issued to a consultant subsequent to the completion of this registration statement.

EFFECT ON OUTSTANDING SSI'S CLASS A PREFERRED STOCK

At the closing of the merger, First Enterprise Service Group will issue on a one share for one share basis Class A preferred stock for all SSI's Class A preferred stock outstanding immediately prior to the closing of the merger. First Enterprise's and SSI's Class A preferred stock will become the right to acquire, on the same terms and conditions as were applicable to such SSI's Class A preferred stock have the same rights and preferences. Following the merger, an aggregate of 7,120,720 shares of First Enterprise Service Group's common stock will be issuable upon the conversion of what was previously SSI's Class A preferred stock.



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


FRACTIONAL SHARES

As of the date of this information statement/prospectus, there were no fractional shares of SSI's common stock outstanding. Because each outstanding share of SSI's common stock will be entitled to receive one share of First Enterprise Service Group's common stock under the terms of the merger agreement, there will be no fractional shares issued in the merger.

BULLETIN BOARD LISTING

First Enterprise Service Group will be subject to the reporting requirements of the securities exchange act of 1934 after the merger as a result of its filing of a form 8-A electing to be a reporting company subject to the requirements of the 1934 act.

Upon closing of the merger, First Enterprise Service Group will seek to become listed on the over the counter bulletin board under the symbol "*symbol". If and when listed, the SSI's shareholders will hold shares of a publicly traded Delaware corporation subject to compliance with the reporting requirements of the exchange act. Because the state of incorporation, articles and bylaws of First Enterprise Service Group will be the same as those of SSI prior to the merger, the rights of shareholders of SSI will not change as a result of the merger.

BACKGROUND OF THE MERGER

FIRST ENTERPRISE SERVICE GROUP. As discussed under First Enterprise Service Group Business, First Enterprise Service Group was formed primarily to serve as a vehicle to acquire a private company desiring to become an SEC reporting company in order thereafter to secure a listing on the over the counter bulletin board.

CONTACTS BETWEEN THE PARTIES

In April, 1999, Mr. Kevin Lovely retained Williams Law Group, P.A. to form an acquisition corporation to secure an operating company to acquire. At Mr. Lovely's request, Mr. Williams agreed to serve as co-founder, president and director of the corporation. As co-founders, upon formation, Mr. Williams and Mr. Lovely were issued 1,000,000 shares each. In addition, upon formation, First Enterprise retained the services of Lenord Aernoff, Esq. as special counsel, and he too was issued 1,000,000 shares. Of the $75,000 merger fee to be paid to us by SSI under the terms of the merger agreement, Mr. Lovely will receive $7500 for his role as co-founder. First Enterprise agreed to pay Mr. Aernoff $10,000 for his legal services in assisting with the clearing of any possible comments on this registration statement received from the SEC staff. Of the remaining $57,500, $50,000 will be paid to Williams Law Group for legal services in preparing this registration statement and the remaining $7500 will be paid to Mr. Williams for his role as co-founder, president and director.

In April 1999, Jr. John M. Papazian, chairman, president, chief executive officer of SSI contacted MGM Group to request assistance in going public through a reverse merger with an acquisition company in order that SSI could become an SEC reporting company that would be listed on the bulletin board. MGM's primary business is providing accounting and accounting related services to clients as well as coordination with third-party providers of accounting and legal professional services. Although not rendering a formal fairness opinion, MGM has agreed to advise SSI's board as to whether MGM believes the merger will accomplish SSI's objectives. In addition, MGM will also be available to respond



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



to any concerns or answer any questions the SSI board might have during the acquisition process. SSI will pay MGM a fee of $50,000 plus 400,000 shares of SSI common stock for rendering these services. MGM is not advising any other businesses seeking to be acquired, and advising such companies is not a primary aspect of its business. MGM and its affiliates are not affiliated in any way with First Enterprise and its affiliates and are not receiving any compensation from First Enterprise or its affiliates in connection with this transaction.

Principals of MGM knew that Mr. Aernoff was special counsel to various acquisition companies and asked if any of these companies would be interested in acquiring SSI. Thereafter, in October 1999, First Enterprise Service Group indicated that it would be willing to enter into a business combination with SSI. Drafting of this registration statement began immediately thereafter, during which time there were various discussions in which representatives of First Enterprise Service Group and SSI agreed upon the basic structure, terms and conditions of the merger. In connection therewith, First Enterprise Service Group agreed to effect a reverse split such that Mr. Williams will own 751,603 shares prior to the closing of the merger. In addition, Mr. Lovely and Mr. Aernoff agreed that prior to the reverse split, they would return sufficient shares to First Enterprise Service Group for no consideration such that after the reverse split they will each own 50,000 shares of First Enterprise Service Group prior to the closing of the merger. A merger agreement is currently being drafted.

Neither of the respective boards of Directors of First Enterprise Service Group or SSI requested or received, or will receive, an opinion of an independent investment banker as to whether the merger is fair, from a financial point of view, to First Enterprise Service Group and its stockholders or SSI and its shareholders.

REASONS FOR THE MERGER

FIRST ENTERPRISE SERVICE GROUP REASONS FOR THE MERGER.

In considering the merger, the First Enterprise Service Group board took note of the fact that SSI could produce audited financial statements and other information necessary for the filing of this information statement/prospectus and agreed to pay a merger fee to us.

SSI'S REASONS FOR THE MERGER.

         o Increase the visibility of SSI's business, which could be helpful in further developing and commercializing SSI's products.
         o  Facilitate SSI's ability to raise capital in the public markets.
         o Potentially improve SSI's shareholders' ability to sell their shares in the over-the-counter market.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

Upon the closing of the merger, the current directors and executive officers of SSI will become the directors and executive officers of the surviving corporation.



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


MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the material federal income tax consequences of the merger that are generally applicable to holders of SSI's common stock. This discussion is based on currently existing provisions of the internal revenue code of 1986, existing and proposed treasury regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to the SSI shareholders, as described herein.

SSI's shareholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular shareholders in light of their particular circumstances, such as shareholders who are dealers in securities, banks or insurance companies, are subject to the alternative minimum tax provisions of the code, are foreign persons, are tax-exempt entities, are taxpayers holding stock as part of a conversion, straddle, hedge or other risk reduction transaction, or who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws or the tax consequences of transactions effectuated prior to, concurrently with or after the merger as a result of its filing of a form 8-A electing to be a reporting company subject to the requirements of the 1934 act, whether or not such transactions are in connection with the merger. ACCORDINGLY, ALL SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES.

Neither First Enterprise Service Group nor SSI has requested, or will request, a ruling from the IRS with regard to any of the federal income tax consequences of the merger. It is the opinion of Williams Law Group, P.A., counsel to First Enterprise Service Group, that the merger will constitute a reorganization under
Section 368(a) of the code. The tax opinion is based on certain assumptions, as well as representations received from SSI, First Enterprise Service Group and certain shareholders of SSI and will be subject to the limitations discussed below. Of particular importance are the assumptions and representations relating to the continuity of interest requirement discussed below. Moreover, the tax opinions will not be binding on the IRS nor preclude the IRS from adopting a contrary position. The tax description set forth below has been prepared and reviewed by Williams Law Group, and in their opinion, to the extent such descriptions relates to statements of law, it is correct in all material respects.

Subject to the limitations and qualifications referred to herein, and as a result of the merger's qualifying as a reorganization, the following federal income tax consequences should, under currently applicable law, result:

         No gain or loss will be recognized for federal income tax purposes by the holders of SSI common stock upon the receipt of First Enterprise Service Group common stock solely in merger for such SSI common stock in the merger, except to the extent that cash is received by the exercise of dissenters' rights.

         The aggregate tax basis of the First Enterprise Service Group common stock so received by SSI shareholders in the merger will be the same as the aggregate tax basis of the SSI common stock surrendered in merger therefore.

         The holding period of the First Enterprise Service Group common stock so received by each SSI shareholder in the merger will include the period for which the SSI common stock surrendered in merger therefore was considered to be held, provided that the SSI common stock so surrendered is held as a capital asset at the closing of the merger of the merger.



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


A holder of SSI common stock who exercises dissenters' rights with respect to a share of SSI common stock and receives a cash payment for such share generally should recognize capital gain or loss, if such share was held as a capital asset at the closing of the merger, measured by the difference between the shareholder's basis in such share and the amount of cash received, provided that such payment is not essentially equivalent to a dividend within the meaning of
Section 302 of the code nor has the effect of a distribution of a dividend within the meaning of Section 356(a)(2) of the code after giving effect to the constructive ownership rules of the code. A sale of shares under an exercise of dissenters' rights generally will not be so treated if, as a result of such exercise, the shareholder exercising dissenters' rights owns no shares of capital stock of the First Enterprise Service Group, either actually or constructively within the meaning of Section 318 of the code, immediately after the merger.

Neither First Enterprise Service Group nor SSI will recognize gain solely as a result of the merger.

Characterizing the merger as a reorganization is dependent on certain requirements. One key requirement is that there is a continuity of interest with respect to the business of SSI . In order for the continuity of interest requirement to be met, shareholders of SSI must not, under a plan or intent existing at or prior to the closing of the merger of the merger, dispose of so much of their SSI common stock in anticipation of the merger, plus the First Enterprise Service Group common stock received in the merger that the SSI shareholders, as a group, would no longer have a significant equity interest in the SSI business being conducted by the us after the merger.

SSI shareholders will generally be regarded as having a significant equity interest as long as the First Enterprise Service Group common stock received in the merger, in the aggregate, represents a substantial portion of the entire consideration received by the SSI shareholders in the merger. This requirement is frequently referred to as the continuity of interest requirement. If the continuity of interest requirement is not satisfied, the merger would not be treated as a reorganization. The law is unclear as to what constitutes a significant equity interest or a substantial portion. The IRS ruling guidelines require eighty- percent continuity, although such guidelines do not purport to represent the applicable substantive law. Accordingly, certain SSI shareholders will be asked to execute and deliver to SSI a continuity of interest certificates prior to the closing of the merger. The continuity of interest certificates obtained from such shareholders contemplate that the eighty-percent standard will be applied. If such requirement is not satisfied, the merger will not be treated as a reorganization.

A successful IRS challenge to the reorganization status of the merger would result in significant tax consequences. For example,

         o SSI would recognize a corporate level gain or loss on the deemed sale of all of its assets equal to the difference between the sum of the fair market value, as of the closing of the merger, of the First Enterprise Service Group common stock issued in the amount of the liabilities of SSI assumed by First Enterprise Service Group in the SSI's basis in such assets

         o SSI shareholders would recognize gain or loss with respect to each share of SSI common stock surrendered equal to the difference between the shareholder's basis in such share and the fair market value, as of the closing of the merger, of the First Enterprise Service Group common stock received in merger therefore.

In such event, a shareholder's aggregate basis in the First Enterprise Service Group common stock so received would equal its fair market value and the shareholder's holding period for such stock would begin the day after the merger as a result of its filing of a form 8-A electing to be a reporting company subject to the requirements of the 1934 act is consummated.

EVEN IF THE MERGER QUALIFIES AS A REORGANIZATION, A RECIPIENT OF FIRST ENTERPRISE SERVICE GROUP COMMON STOCK WOULD RECOGNIZE INCOME TO THE EXTENT THAT, FOR EXAMPLE, ANY SUCH SHARES WERE DETERMINED TO HAVE BEEN RECEIVED IN MERGER FOR SERVICES, TO SATISFY OBLIGATIONS OR IN CONSIDERATION FOR ANYTHING OTHER THAN THE SSI COMMON STOCK SURRENDERED. GENERALLY, SUCH INCOME IS TAXABLE AS ORDINARY INCOME UPON RECEIPT. IN ADDITION, TO THE EXTENT THAT SSI SHAREHOLDERS WERE TREATED AS RECEIVING, DIRECTLY OR INDIRECTLY, CONSIDERATION OTHER THAN FIRST ENTERPRISE SERVICE GROUP COMMON STOCK IN MERGER FOR SUCH SHAREHOLDER'S COMMON STOCK GAIN OR LOSS WOULD HAVE TO BE RECOGNIZED.

THIS DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES OF THE MERGER TO HOLDERS OF SSI WARRANTS AND OPTIONS, WHO, AS A RESULT OF THE MERGER, WILL RECEIVE FIRST ENTERPRISE SERVICE GROUP WARRANTS AND OPTIONS. HOLDERS OF SUCH SECURITIES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO SUCH TAX CONSEQUENCES.

TERMINATION.

At any time prior to the Effective Date, the merger agreement may be terminated, and the merger abandoned under certain circumstances, including:

         o  By mutual consent of First Enterprise Service Group and SSI
         o By either party if any of the other party's representations and warranties contained in the merger agreement shall be or shall have become inaccurate, or if any of the other party's covenants contained in the merger agreement shall have been breached
         o By either party if a court of competent jurisdiction or other governmental body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the merger
         o By SSI if the special meeting shall have been held and the merger agreement shall not have been adopted and approved at such meeting by the required vote
         o By SSI if SSI reasonably determines that the timely satisfaction of any condition to its obligations to consummate the merger has become impossible or unlikely.

DISSENTERS' RIGHTS

THE FOLLOWING SUMMARY OF DISSENTERS' RIGHTS UNDER DELAWARE LAW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTION 262, DELAWARE GENERAL CORPORATION LAW.

Pursuant to Section 262 of the Delaware General Corporation Law, the holder of record of any shares of SSI common stock who does not vote such holder's shares in favor of adoption and approval of the merger may assert appraisal rights and elect to have the "fair value" of such holder's shares of SSI common stock



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


determined and paid to such holder, provided that such holder complies with the requirements of section 262, summarized below. All references to and summaries of the rights of the dissenting shareholders are qualified in their entirety by reference to the text of section 262 of the DGLC which is attached to this Information Statement as Exhibit C.

Any shareholder entitled to vote on the merger who desires that SSI purchase shares of SSI common stock held by such shareholder, must not vote in favor of adoption and approval of the merger. Shares of SSI common stock voted in favor of adoption and approval of the merger will be disqualified as dissenting shares.

Shareholders whose shares are not voted in favor of adoption and approval of the merger and who, in all other respects, follow the procedures specified in section 262 will be entitled to have their SSI common stock appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, as determined by the Court. The procedures set forth in section 262 must be strictly complied with. Failure to follow any such procedures will result in a termination or waiver of appraisal rights under section 262.

Under section 262, a holder of SSI common stock may exercise appraisal rights as follows:

         o Either before the effective date of the merger or consolidation or within ten days thereafter, SSI shall notify each of the holders of any of its class or series of stock who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation.

         o Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.



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


         o For purposes of determining the stockholders entitled to receive either notice, each corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

         o The written demand for appraisal must be made by or for the holder of record of shares of SSI common stock. Accordingly, such demand must be executed by or for such shareholder of record, fully and correctly, as such stockholder's name appears on the stock certificates representing the shares. If the applicable shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in such capacity, and if the applicable shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand should be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a shareholder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

         o A record owner, such as a broker, who holds shares as nominee for other persons may exercise appraisal rights with respect to the shares held for all or less than all of such other persons. In such case, the written demand should set forth the number of shares covered by it. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares standing in the name of such record owner.

         o Within 10 days after the closing of the merger, SSI is required to, and will, notify each shareholder who has satisfied the foregoing conditions of the date on which the closing of the merger occurred and that appraisal rights are available with respect to shares for which a demand has been submitted. Within 120 days after the closing of the merger, SSI, or any such shareholder who has satisfied the foregoing conditions and is otherwise entitled to appraisal rights under section 262, may file a petition in the court demanding a determination of the value of the shares held by all shareholders entitled to appraisal rights. If no such petition is filed, appraisal rights will be lost for all shareholders who had previously demanded appraisal of their shares. Shareholders of SSI seeking to exercise appraisal rights should not assume that SSI will file a petition with respect to the appraisal of the value of their shares or that SSI will initiate any negotiations with respect to the "fair value" of such shares. Accordingly, such shareholders should regard it as their obligation to take all steps necessary to perfect their appraisal rights in the manner prescribed in section 262.

         o Within 120 days after the date of the closing of the merger, any shareholder who has therefore complied with the applicable provisions of section 262 will be entitled, upon written request, to receive from SSI a statement setting forth the aggregate number of shares not voted in favor of the merger and with respect to which demands for appraisal were received by SSI, and the number of holders of such shares. Such statement must be mailed within 10 days after the written request therefore has been received by SSI or within 10 days after expiration of the period for delivery of demands for appraisal, which ever is later.

         o If a petition for an appraisal is timely filed, at the hearing on such petition the court will determine the shareholders of SSI entitled to appraisal rights. After determining the shareholders entitled to an appraisal, the court will appraise the value of the shares of SSI common stock owned by such shareholders, determining the "fair value" thereof exclusive of any element of value arising from the accomplishment or expectation of the merger. The court will direct payment by SSI of the fair value of such shares together with a fair rate of interest, if any, on such fair value to shareholders entitled thereto upon surrender to SSI of stock certificates. The costs of the proceeding may be determined by the court and taxed upon the parties as the court deems equitable in the circumstances. Upon application of a shareholder, the court may, in its discretion, order that all or a portion of the expenses incurred by any shareholder in connection with an appraisal proceeding, including without limitation, reasonable attorneys' fees and fees and expenses of experts, be charged pro rata against the value of all the shares entitled to appraisal.

         o Although SSI believes that the merger is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the court and shareholders should recognize that such appraisal could result in a determination of a value higher or lower than, or the same as, the Conversion Value. Moreover, SSI does not presently anticipate offering more than the Conversion Value to any shareholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of section 262, the "fair value" of a share of SSI common stock is less than the Conversion Value. In determining the "fair value" of shares of SSI common stock, the court is required to take into account all relevant factors. Therefore, such determination could be based upon considerations other than, or in addition to, the price paid for shares of SSI common stock, including, without limitation, the market value of shares and the asset values and earning capacity of SSI. In WEINBERGER v. UOP, INC. ET AL., 457 A.2d 701,713 (Del.
            1983), the Delaware Supreme court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community of SSI and otherwise admissible in court" should be considered in an appraisal proceeding. Section 262 provides that "fair value" is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In WEINBERGER, the Delaware Supreme court held that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

         o Any holder of shares of SSI common stock who has demanded an appraisal in compliance with section 262 will not, after the closing of the merger, be entitled to vote such holder's shares for any purpose nor be entitled to the payment of dividends or other distributions on such shares (other than those payable to shareholders of record as of a date prior to the closing of the merger).

         o If (i) no petition for an appraisal is filed within 120 days after the date of the closing of the merger or (ii) a holder of shares delivers to SSI a written withdrawal of such holder's demand for an appraisal and an acceptance of the merger, either within 60 days after the closing of the merger or with the written approval of SSI thereafter (which SSI reserves the right to give or withhold, in its sole discretion), then the right of such shareholder to an appraisal will cease and such shareholder will remain a shareholder of SSI. No appraisal proceeding in the court will be dismissed as to any shareholder without the approval of the court, which approval may be conditioned on such terms as the court deems just.



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


IT IS A CONDITION TO SSI'S OBLIGATIONS TO CONSUMMATE THE MERGER THAT THE HOLDERS OF NO MORE THAN 10% OF THE OUTSTANDING SHARES OF SSI'S COMMON STOCK ARE ENTITLED TO DISSENTERS' RIGHTS. If demands for payment are made with respect to more than 10%, of the outstanding shares of SSI's common Stock, and, as a consequence more than 10% of the shareholders of SSI become entitled to exercise dissenters' rights, then SSI will not be obligated to consummate the merger.

ACCOUNTING TREATMENT

For accounting purposes, the merger will be treated as a reverse merger with an acquisition company.

MERGER PROCEDURES

Unless otherwise designated by a SSI shareholder on the transmittal letter, certificates representing shares of First Enterprise Service Group common stock issued to SSI shareholders will be issued and delivered to the tendering SSI shareholder at the address on record with Space Systems International Corporation. In the event of a transfer of ownership of shares of SSI common Stock represented by certificates that are not registered in the transfer records of SSI , the shares may be issued to a transferee if such certificates are delivered to the Transfer Agent, accompanied by all documents required to evidence such transfer and by evidence satisfactory to the Transfer Agent that any applicable stock transfer taxes have been paid. If any certificates shall have been lost, stolen, mislaid or destroyed, upon receipt of

         o An affidavit of that fact from the holder claiming such certificates to be lost, mislaid or destroyed, Such bond, security or indemnity as the surviving corporation and the merger agent may reasonably require
         o Any other documents necessary to evidence and effect the bona fide merger, the merger agent shall issue to holder the shares into which the shares represented by such lost, stolen, mislaid or destroyed
         o  Certificates have been converted.

Neither First Enterprise Service Group, Space Systems International Corporation, nor the Transfer Agent is liable to a holder of SSI's common stock for any amounts paid or property delivered in good faith to a public official under any applicable abandoned property law. Adoption of the merger agreement by the SSI's shareholders constitutes ratification of the appointment of the Transfer Agent.

After the closing of the merger, holders of certificates will have no rights with respect to the shares of SSI common stock represented thereby other than the right to surrender such certificates and receive in merger the shares of First Enterprise Service Group common stock to which such holders are entitled.




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




                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION


THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND NOTES THERETO AND THE OTHER FINANCIAL INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS.

                  SSI SELECTED HISTORICAL FINANCIAL INFORMATION

The following selected financial information should be read in conjunction with the SSI audited financial statements for the years ended February 28, 1998 and 1999 included elsewhere in the registration statement and Management's Discussion and Analysis of Financial Condition and Results of Operations. The historical selected financial information as of August 31, 1999 and for the six months ended August 31, 1998 and 1999 are derived from and should be read in conjunction with the SSI unaudited financial statements included elsewhere in the registration statement. The unaudited financial statements, in our opinion, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for the periods presented. The results of operations for the six months ended August 31, 1999 are not necessarily indicative of results to be expected for the full year.



                                        YEARS ENDED FEBRUARY 28,       SIX MONTHS ENDED AUGUST 31,
                                        ------------------------       ---------------------------
                                            1998          1999           1998            1999
                                        -----------    ---------       -----------   -------------
                                                                      (UNAUDITED)     (UNAUDITED)
Statement of operations data:
     Revenues                         $    103,621   $     58,526    $      7,023    $    513,363
     Cost of revenue                        78,665         10,341           2,500         291,315
     Gross margin                           24,956         48,185           4,523         222,048
     Operating expenses                     21,032        501,153         192,987         457,091
     Interest expense                        3,352          2,097           1,580          11,266
                                      ------------   ------------    ------------    ------------
     Net income (loss)                $        572   $   (455,065)   $   (190,044)   $   (246,309)
                                      ============   ============    ============    ============
     Basic income (loss) per share    $       0.00   $      (0.05)   $      (0.02)   $      (0.02)
                                      ============   ============    ============    ============
     Shares used to compute basic
       income (loss) per share           7,200,150      9,464,417       8,893,162      10,425,150
                                      ============   ============    ============    ============
    Diluted income (loss) per share   $       0.00   $       0.00    $       0.00    $       0.00
                                      ============   ============    ============    ============
    Shares used to compute diluted
       income (loss) per share           7,200,150           --              --              --
                                      ============   ============    ============    ============

RESULTS OF OPERATIONS

                 COMPARISON OF SIX MONTHS ENDED AUGUST 31, 1999
                    TO THE SIX MONTHS ENDED AUGUST 31, 1998

REVENUES

Revenues increased to $513,363 for the six months ended August 31, 1999 from $7,023 for the six months ended August 31, 1998. This increase of $506,363 or 731% is the result of agreements signed with two companies to provide wireless engineering support services in Russia. These agreements expire December 1999.

COST OF REVENUES

Costs of revenues consist primarily of contract labor costs. Cost of revenues increased to $291,315, or 56.7% of revenues for the six months ended August 31, 1999 from $2,500 or 35.6% of revenues for the six months ended June 30, 1998. The increase of $288,815 or 1,165% was due primarily to payment of Russian contract workers providing support services.)

OPERATING  EXPENSES

Operating expenses consist primarily of salaries, wages and related costs for general corporate functions, including finance, accounting, facilities, legal and other fees for professional services. Operating expenses increased to $457,091 for the six months ended August 31, 1999 from $192,987 for the six months ended August 31, 1998. The increase was primarily due to an increase in revenue which was partly offset by an increase in operating expenses.

DEPRECIATION EXPENSE

 Depreciation expense was $400 for the six months ended June 30, 1999 and 1998.

INTEREST EXPENSE

Interest expense increased from $1,580 to $11,266 for the six months ended August 31, 1998 and 1999, respectively. This increase of $9,686 was a result of our use of a factoring company for funding which was used to provide cash flow to the company.

NET LOSS

Our net loss for the six months ended August 31, 1999 increased $56,265 from $190,044 for the six months ended August 31, 1998 to $246,309 for the same period in 1999. The increase in our net loss is due to an increase in our cost of revenues and an increase in our operating costs as discussed above.

    YEAR ENDED FEBRUARY 28, 1999 COMPARED TO THE YEAR ENDED FEBRUARY 28, 1998

REVENUES

Revenues decreased to $58,526 for the fiscal year ended February 28, 1999 from $103,621 for the fiscal year ended February 28, 1998. This decrease in revenue is a result of a decrease in imagery sales.

COST OF REVENUES

Cost of revenues decreased to $10,341 for the fiscal year ended February 28, 1999 from $78,665 for the fiscal year ended February 28, 1998. As a percentage of revenues, cost of revenues decreased from 75.9% to 17.7% for the same periods. This decrease of $68,324 or 760% is primarily due to the decrease in revenue.

OPERATING EXPENSES

Operating expenses increased to $501,153 for the fiscal year ended February 28, 1999 from $21,032 for the fiscal year ended February 28, 1998. As a percentage of revenue, operating expenses increased from 20.3% to 856.3%. This increase, as a percentage of revenue, is a result of an increase in the number of employees and an increase in activity associated with raising additional funds and marketing the company

DEPRECIATION EXPENSE

Depreciation expense decreased to $799 for the fiscal year ended February 28, 1999 from $1,117 for the fiscal year ended February 28, 1998. This decrease of $318 or 28.5% is a result of a decrease in the furniture and equipment held by the Company at February 28, 1999.

INTEREST EXPENSE

Interest expense decreased to $2,097 for the year ended February 28, 1999 from $3,352 for the fiscal year ended February 28, 1998. This decrease of $1,255, or 37.4% is primarily a result of decrease borrowings through fiscal 1999 versus fiscal 1998.

NET INCOME/(LOSS)

Our net loss for the fiscal year ended February 28, 1999 increased $455,637, from income of $572 for the fiscal year ended February 28, 1998 to $(455,065) for the same period in1998. This increase in our net loss is due to a reduction in revenues during the year ended February 28, 1999 and an increase in operating expenses as discussed above.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations through revenues and capital recently raised in private placements. As of August 31, 1999, we had $251,764 in cash. Cash flows used for operating activities was $76,141 for the six months ended August 31, 1999. Net cash flows provided by financing activities of $123,441 consists primarily of proceeds from the issuance of common stock.

                                  SSI BUSINESS

We are a company incorporated in Delaware on February 19, 1998. Since our formation we have generated limited revenues. We are a successor to Space Liaison and Imaging Corporation, a California Corporation. In March, 1998, we acquired certain assets and assumed certain liabilities of Space Liaison, which has subsequently been dissolved.

SSI was formed to market remote sensing and telecommunications systems, products and services. Since inception, SSI's operating activities have consisted of

         o Developing and refining SSI's line of remote sensing and telecommunications systems, products and services
         o  Forming partnering/supplier relationships
         o  Developing marketing materials
         o  Securing new business

CURRENT BUSINESS

We are currently engaged in marketing and sale of:

         o Remote sensing products that involve the acquisition of images/signals from a distance, in this case space - not unlike taking a picture with a camera. We are selling of Russian supplied images produced from satellite resources in several formats, such as

            o DIGITAL ELECTRONIC TRANSMISSION OF DATA FROM SPACE NOT UNLIKE A CAMCORDER/VIDEO CAMERA, AND HARDCOPY SUCH AS A PRINT OR PHOTOGRAPH.
            o ARCHIVAL SOURCES SUCH AS DATA STORED IN VAULTS OR ON COMPUTERS WHICH ARE COPIED AND ARE USUALLY MORE THAN 1 YEAR OLD
            o ADVANCE PRE-ORDERED IMAGES OF SPECIFIED SURFACE LOCATIONS OF THE EARTH

            THESE IMAGES HAVE SUCH USES AS URBAN PLANNING AND EARTH RESOURCE MANAGEMENT. THE IMAGES/PICTURES, WHICH PROVIDE THE MOST ACCURATE INFORMATION FOR THESE PURPOSES, ARE 2-METER RESOLUTION OR LESS, OR A SIX-FOOT OBJECT SIMILAR TO A CAR.

         o Telecommunications systems, products and services, initially supplying wireless telecom deployment services in Russia and in the future possibly expanded to other regions of the world

Our mission is to develop solutions to the remote sensing and communications problems through integrated systems. As a provider of integrated systems, we intend to put together the capabilities and equipment of select international organizations, such as Sovinformsputnik, TELECOM, GDE/Tracor, T-Com, SADA-PRO, ViaSat, GlobalVu Applied Technology, and Companion Technology, to provide cost effective solutions to the customers' requirements. We intend offer complete system solutions as well as associated subsystems and ancillary products and services.

BUSINESS STRATEGY

SSI's business strategy is based on the follow situations we believe to exist:

         o The pent-up demand for existing, remote sensing and telecommunications products and services that have been targeted by SSI for worldwide marketing and sales.
         o SSI's awareness of lower cost, but reliable Russian technology and being convinced of the base technology's availability and attractiveness to the international marketplace.
         o The Russian technology base in remote sensing and telecommunications is equal to the West in many technical areas. Products currently exist today that can be marketed immediately. Catalogued items will be our near-term focus.
         o The Russian economy has bottomed out and is booming in the outer regions, not just Moscow. The Russian markets are huge, making this a most opportune time to engage this part of the world.
         o The strength of SSI's relationships with Russian agencies and commercial companies that were formed over the last 5 years.
         o Knowing there is opportunity and an important role to be played in forming alliances between Western and Russian enterprises.
         o A belief in the strength and merits of SSI's existing international marketing, sales and distribution network.

SSI plans to capitalize on the products paid for and developed by the Soviet government during the years of the Cold War. The remote sensing systems have been in use for 40 years successfully in the acquiring of images from space. The Russian theoretical basis for math and science and ability to produce at a high volume is world renowned, and has been applied effectively to telecommunications algorithm and radio frequency component design. Since Russia is behind in the development of analog and digital integrated circuit technology, this represents a significant opportunity for SSI. Straightforward coupling of their theoretical and production know-how with Western capabilities will yield partnering opportunities and cost-effective solutions to SSI's customers.

The near-term plan is to market products and services that exist today. There is no development required in the technology areas. This approach will allow SSI to fine tune and expand its marketing and sales strategy with existing products. The products to be marketed are not limited to Russian technology. We are a supplier of cost effective, reliable systems solutions and will integrate appropriate off the shelf technology that meets our customers' requirements

SSI's medium-term plan is to expand on this initial approach of marketing Russian technology worldwide by including other technology as well. This technology will be initially offered through licensing agreements to Russian companies which will require advanced technology to improve the overall marketability of their products and services. SSI has already identified manufacturing companies in Russia that are seeking this type of technology alliance, such as TELECOM, which leads the telecommunications manufacturing trade association, and Crosna Spacecom, a Russian manufacturer and system integrator.

As SSI becomes successful with marketing and sales of existing products, expansion of the products and services are planned to occur. New joint ventures may be formed during the second phase of the Company's plan that will enable a better position in the markets through integration of existing Western and Russian technology. The ventures will be Russian-based using lower cost, Russian production techniques. This approach further cements relationships with the Russian government and commercial enterprises, promoting the capturing of Russian remote sensing and telecommunication markets. Management believes that successful introduction of Western products and services into the Russian marketplace requires obtaining the necessary governmental certifications and licenses. Management believes that Russian participation in its ventures is required to obtain the necessary governmental approvals.

Management believes its expertise and business relationships in the remote sensing and telecommunications technologies are a basis of its growth plans. Management also believes that SSI offers its international and Russian customers, a mix of relationships, technical abilities and awareness, and a marketing and sales infrastructure that will assist their growth.

SSI plans to become a leading provider of remote sensing and wireless telecommunications technologies, products and services to the international marketplace by:

         o Offering effective solutions from its worldwide government and commercial contacts and relationships
         o Forming international alliances and joint ventures, which leverages currently available technologies, products and services
         o Utilizing the sales and marketing of Russian remote sensing and telecommunications technologies which meet the market's quality and reliability requirements

REMOTE SENSING

INDUSTRY OVERVIEW

The remote sensing industry began with the launch of the first satellite by the Russians in 1956. The industry has refocused on the commercialization of data acquired from space through a variety of sensors on board satellites that orbit the earth. The manipulation of this data through computers provides pictures, maps, electronic signals and communication channels for use by governments and the industrial/commercial /agricultural communities around the world.

The acquisition of the remote sensing end product requires placing in orbit around the earth a complex and sophisticated satellite system. A complete satellite system consists of

         o  The satellite
         o  The sensor payload
         o  The communications links
         o  The ground-station
         o  The processing workstations/software

It may cost up to $500 million to launch without any guarantees of a successful orbit. A potential client for a complete satellite system would be a country or a consortium of companies. SSI has five proposals outstanding for the sale of complete satellite systems.

PRODUCTS AND SERVICES

SSI intends to provide complete systems, system components, and specific products such as turnkey systems, individual sensors or ground-stations, or ordered images and services such as market analysis and technical consulting. We provide alternate paths to meeting customers' requirements, which are summarized as follows:

         o  Complete Systems

               o Remote sensing systems
               o Telecommunications wireless networks

         o  System Components
               o Sensor platforms
               o Imaging sensors
               o Imaging ground stations
               o Imaging analytical tools
               o Telecom network and Internet products

         o  Specific Products

               o Preordered images
               o Archived images
               o Maps
               o Telecom antennas, transmitting/receiving equipment

         o  Services

               o Image Analysis
               o System design, integration and test
               o Hardware/software design and development
               o System certification

COMPLETE SYSTEMS

Integrated systems for the most part include the following:

         o Platforms - which may include spacecraft, aircraft, lighter than aircraft, or submersibles
         o Sensors - including camera-infrared, digital, photographic film, multi spectral
         o Groundstations - which comprises processors, antennas, computers and workstations
         o Imaging and Analysis Tools - which includes specifically developed software for analyzing imagery and generating maps

SYSTEMS COMPONENTS

         SENSOR PLATFORMS

These products represent the hardware upon which a sensor would be placed. In the case of satellites, it is the spacecraft itself and becomes part of our total system sale. However SSI is also selling imaging and surveillance systems that use balloons and aircraft as a platform in which it will provide the sensor for surveillance and traffic monitoring. SSI has submitted proposals to the governments of Taiwan and Thailand for systems using a lighter-than-air vehicle manufactured by an associate, T-COM Corp.

         IMAGING SENSORS

This product is what captures the image data and in essence is a camera. The application of small lightweight, low-cost multi-spectral cameras for use in aircraft and balloons to address border surveillance, traffic monitoring or crop monitoring can be accomplished by using, in management's opinion, the low-cost design of SADA-PRO's multi-spectral camera that is being proposed to Thailand and Taiwan.

         IMAGING GROUND STATIONS

This product line and subsystem capability will support both space based and air based sensing systems. It is necessary to capture the signal and data stream as either a mobile or fixed base station. It then provides for the distribution of that signal to the end user of the data which can be either an individual or an operation that will produce the data package such as a map or an analysis of the information. SSI has the choice of using either the ground station provided by the Russians with each turnkey system or by providing a value added U.S. configuration developed by General Dynamics Electronics. SSI has currently proposed a combination of ground stations to prime customers including Ministries of Defense, Interior, and Security in Thailand, Taiwan, Spain, Malaysia and Turkey.

         IMAGING ANALYTICAL TOOLS

This is a product that is essential for the rapid analysis and interpretation of images or electronic data streams provided by any of the primary space based systems SSI is offering. Although there are several commercial software packages available to provide a mapping capability, General Dynamics Electronics has, as an offshoot of a government-sponsored development for the U.S. intelligence agencies, developed a low-cost, rapid access software product for image exploitation, called IXP. This is usable with a variety of computer systems that exists in the governments and organizations to which SSI will be providing imagery. SSI has proposals to Thailand, Taiwan, Turkey, Singapore, and Malaysia for this independent product and as a part of overall system capability.

         Telecom Network and Internet Products/Antenna, Transmitters & Receivers

SPECIFIC PRODUCTS

         PRE-ORDERED IMAGES - from the most current of the photographic based data packages that SSI provides using the existing Russian space-based satellite systems that are launched three times a year. Those images which have a resolution of 2 meters to 5 meters provide information for making maps or conducting surveillance of an area as well as for urban planning and agricultural requirements. This data requires an advance payment of 50 percent before launch and will result in the highest quality mapping data currently available on a commercial basis. SSI has provided and is continuing to provide this imagery to Taiwan.

         ARCHIVED IMAGES - those images and data taken over the past ten-year period using high-quality, Russian military satellite systems. They are being made available for sale through SSI's affiliation with Sovinformsputnik. However, not all areas of the earth are covered, or if they have been archived, the date of archiving may not be consistent with the customer's time requirements. SSI has sold and continues to sell this limited data to a variety of international and industrial organizations in Thailand, Taiwan, Turkey, Singapore and the U.S. A variety of corporations (inquiries from over 200) and universities have purchased this data such as General Dynamics, Lockheed Martin Marietta, McDonnell Douglas, Burns and Rowe and San Diego State University.

         MAPS - which provide the high quality database for purposes of navigating, engineering and locating environmental events. The generation of maps from imagery is an exacting science that has been upgraded by the use of software programs and computers. Once the data is acquired (through either pre-ordered or archive), the data is manipulated to provide information on the contour of the land and the height and location of objects in the image. From this database, a map at a variety of scales is produced using mapping software provided by GDE. SSI has mapping proposals submitted to Thailand and Taiwan at this time. In the case of Thailand, this involves the establishment of a Mapping and Remote Sensing Center which SSI will operate for the Royal Thai Government.

         TELECOM ANTENNAS, TRANSMITTING/RECEIVING EQUIPMENT

SERVICES

         IMAGE ANALYSIS - the task of viewing the pictures/data acquired by SSI's sensing systems or provided by SSI's pre-orders/archive maps. The art of interpreting the image and producing a report or analysis is one of the most significant outputs of any data package. The automated approach to this analysis through computer software such as IXP, is what SSI provides through its affiliation with GDE. The analysis of imports (number of cars dock-side/off loaded can be counted) or the interpretation of crop yields and fertilization requirements can now be automated.

         SYSTEM DESIGN, INTEGRATION AND TEST - is a value added function SSI provides as the integrator of technology (satellites, sensors) capability (operational, low-cost) and requirements (Thailand's need for information of border incursions) into a total space based system. This knowledge, along with SSI's experience in hardware and software design (satellites, sensors, ground stations, analytical tools), will allow SSI to certify that the system being provided meets the customer's requirements.

     HARDWARE/SOFTWARE DESIGN AND DEVELOPMENT

     SYSTEM CERTIFICATION

PRODUCT APPLICATIONS

The technological long-term conventional film imagery to digital-based electronic imagery represents a 10-fold leap in cost-effective use of space assets and an ability to satisfy the need of the remote-sensing marketplace. Examples of applications in this field are included in the following:.

MULTI-SPECTRAL REMOTE IMAGING APPLICATIONS

         NEAR REAL-TIME RESPONSE

Cultivated Vegetation

         o  Crop productivity
         o  Stress identification
         o  Commodities predictions

HAZARD MONITORING

         o  Flood mapping
         o  Hurricane damage
         o  Tornado damage

Illegal Drug Crop Detection

Political Crisis Monitoring; i.e., Iraq, Libya, Morocco

Ocean Monitoring

         o  Pollution
         o  Hazards; i.e., Great Barrier Reef

Water Resource Monitoring/Mapping

         HISTORIC/ARCHIVE DATA

CARTOGRAPHY

         o  Map changes
         o  3-dimensional topology

Surveys for Construction

         o  Pipelines
         o  Roadways
         o  Seaports

Urban Planning

Mineral Exploration/Monitoring

Natural Vegetation Monitoring

         o  Range improvement/inventory
         o  Forest assessment

MAP POSTERS

Databases for Flight Simulation

MARKETS

Recent market analysis conducted by the society of Photographic Scientists and Engineers and the American Society of Photogrammetry indicate that the needs of second and third world nations; as well as commercial endeavors around the world in agriculture, environmental, insurance, urban planning, to name but a few, require rapid, quasi-real time data acquisition of the earth and its environs. This market is conservatively placed at between $9 billion - $12 billion a year.

Regions such as Latin America, Southeast Asia, the Pacific Rim, and the Middle East are experiencing exponential need. Traditional earth resource infrastructure, such as passive aerial photography, while reliable, is cost and time prohibitive; also, it is difficult to implement in remote and rural areas of the world.

CUSTOMERS

The customers for the systems SSI offers are both international and varied in interests. For dedicated remote sensing satellite systems, SSI has held negotiations and submitted preliminary proposals to the ministries of interior and defense of the following countries: Malaysia, Turkey, Taiwan, Spain and Thailand. Their primary interest is in having a dedicated capability to acquire pictures, images, maps and agricultural data for purposes of urban planning, national security and food production. In addition, SSI has a continuing list of clients who have ordered imagery from Russia's archives. SSI's relationship with Russia goes back to 1993 when it first negotiated a marketing position for their government-sanctioned product of high resolution (2 meters) and multi spectral imagery. The company, Sovinformsputnik, was the first commercially formed company in Russia authorized to sell the archives of the formally classified Russian Military Space Command. Their name was derived from SOV [meaning Soviet] INFORM [meaning information] SPUTNIK [meaning satellite in Russian]. The relationship between the management of SSI and Sovinformsputnik goes back over 30 years when we were adversaries during the "cold war period" and each of us was working for our respective governments to develop advanced space-based imaging systems to gather information on each other's capabilities. SSI has begun to market its capability to provide images on a timely basis to over 200 industrial companies with interests in flood control, insurance claims, farming consortiums, civil engineering, highway departments, newspapers, civil engineers, surveyors, industrial corporations and even prosecutors in the O.J. Simpson murder trial who were trying to establish the whereabouts of the Bronco.

TELECOMMUNICATIONS

SSI plans to offer telecommunications systems and capabilities including satellite-based, wireless communication networks, components and services to both public and private international organizations such as

         o  Telephone carriers and operators
         o  The financial industry
         o  The oil/gas industry
         o  Commercial enterprises

SSI will offer solutions to telecommunications problems faced by the public and private sectors initially in the economically emerging countries such as Russia, China, India, South America and Africa. In addition, SSI will offer licensing agreements for the worldwide distribution of communications infrastructure and component technologies. Some potential licensing agreements could cover such applications as: communication gateway antennas, and TV/telephone distribution technologies to include radio frequency (RF) component technology that provide improved performance and capability at a lower cost, as well as complete ground-based satellite communication terminals and systems.

SSI plans to meet these remote sensing and telecommunications goals by utilizing and expanding current Russian relationships, such as our agreements with Sovinformsputnik and TELECOM, to acquire the technology to be exported through partnering and teaming agreements. SSI further intends to license non-Russian technology for sales/distribution inside Russia and other emerging countries. Dr. Victor Moguchev, Vice President of SSI Russian Operations, is a Russian expert in the field of telecommunications and will be SSI's representative in Moscow for the sale of complete Russian satellite systems.

SSI has obtained the non-exclusive rights to represent Russia for:

         1          The sale of complete satellite systems.
         2. The sale of high resolution (2 meter), earth registered pictures recorded on high-density digital data tape, CD-ROM or other electronic media.
         3.       Data links from Russian satellites for existing and future sensor and telecommunications data distribution.
         4.       Agreements, strategic alliances and arrangements with the
                  Russian organizations listed below, some of which were acquired by SSI from the Predecessor.

         Sovinformsputnik                                     2-meter resolution Satellite Imagery and dedicated
                                                              satellite systems
         MINIRS                                               Micro Electronics, Communication and Space Systems
         MINITI                                               Radio Communication Electronics
         Gascom                                               Space Communication Systems
         ELECS                                                Military Aircraft Systems
         Far East Development                                 Corp Military Systems
         Security of Information                              Electronic Security Systems
         Rostelesat                                           Global, satellite-based telecommunications and
                                                              imaging systems.
         TELECOM                                              Previously Ministry of Telecom Industry, now a
                                                              joint stock company (JSC)
         SWEET                                                Government equipment and operational certification
                                                              agency
         NPO-PM                                               Telecom satellite contractor (Express, Raduga,
                                                              Coupon, Loutch)
         TeleRoss, Sovam Teleport                             Global   TeleSystems   Group  (GTS)  owned  telephone
                                                              service providers
         MIR Teleport                                         Intergovernmental (Russian/CIS) communications,
                                                              satellite-based
         Crosna Space Comm                                    Large system integrator for Russian telecom networks
         Satcom-Tel                                           Provider of VSAT based communication services.
         Comstar                                              Russian British JV. Digital overlay service provider



SSI plans to expand its relationships in Russia through formal protocols, letters of agreement, strategic alliances and joint ventures.

INDUSTRY OVERVIEW

The telecommunications industry has undergone rapid expansion over the last 2 decades with the advent of digital communications, the Internet, and the growth of demand in mature and emerging markets throughout the world.

The acquisition of telecommunications end products range from deployment of complete wireless systems to the insertion of component technology into specific products and networks. SSI's arrangement with the Russian organization TELECOM, plus those with other international organizations, will make our solutions available to the worldwide marketplace It is anticipated that our marketing agreement with ViaSat, a manufacturer of satellite communications terminals will continue with SSI for sales and distribution in the Commonwealth of Independent States (CIS), which includes Russia.

MARKETS

Emerging countries, such as Russia, South America, Africa, and India, have telecommunications systems that are inadequate for today's needs. Improving the telecommunication infrastructure is critical to the future economic development in these regions. Significant opportunities exist in expanding the equipment market and developing partnerships with the government and industrial base of these emerging countries.

Using the Commonwealth of Independent States (CIS, former Soviet Union) as an example, the telecommunications infrastructure is not to the standard of most industrialized nations because it is not technologically advanced enough to handle the demand of the region's population and expanding businesses. The Russian and CIS regions are booming but their economic growth is being limited by poor communications.

In a global context, recent market surveys indicate that 75% of the world's population do not have access to telephones. More important, between now and the year 2000, it is expected that the equivalent of an additional 500 million telephone lines will be installed worldwide. The market is ** by whom estimated at $5 billion to $10 billion.

We believe that there are many telecommunications opportunities that exist in the near-term. SSI will select opportunities where

         o The markets are large and real and where SSI's existing marketing and sales network currently has access.
         o The available Russian and Western telecommunications components have the greatest applicability.

Through a detailed marketing study performed by GlobalVu in October of 1997, significant expansion of commercial businesses in the regions of Russia and the CIS was observed, not just in the Moscow region. Moscow's growth does lead the nation, but competition is fierce and market saturation is an issue. The study indicates exponential growth of the Internet and data networking markets in this region of the world, just as in many others. It is fueled by the what we believe to be the expansion of commercial businesses. As the regions boom economically, the existing Soviet-era long haul data and telephone network infrastructure is being stressed. We believe the opportunity for low cost infrastructure is great in order to serve the expanding business markets.

Another market consists of current subscribers that need to be connected to the local public telephone system. There is a very long wait for local telephone service, up to 2 years in many areas. The market is real, as evident from the high growth of cellular and wireless local loop services being deployed through the CIS and other regions of the world. These wireless technologies have become a replacement to wireline access for consumers and businesses that need immediate telecommunications services.

MARKETING

SSI's initial thrust in telecommunications is the marketing and sales of Russian technology. SSI plans to serve these markets by allying with key Russian government agencies and commercial companies in order to provide cost-effective infrastructure solutions. The system components to be marketed initially will be those that provide the following solutions:

         o Satellite-based trunking of regional traffic to domestic and international PSTN gateways.
         o Satellite or terrestrial wireless connection of subscribers for local access
         o Wireless-based satellite and terrestrial Internet and data networks for enterprises in the private sector.

The approach will be two-fold:

         o To align SSI with the Telecommunications Industry in Russia and the CIS through TELECOM, JSC, which was a previous Soviet Ministry, but is now a commercial joint stock company.
         o Extend the current relationships and appeal to the needs of these telephone system integrators and service providers such as Rostelesat, Crosna Spacecom, ELSOV/ELAS, MIR Teleport, SWEET, Comstar, Satcom-Tel, Global TeleSystems Group, Transworld Communications and Newbridge.

SSI's relationship with TELECOM, JSC is significant because they are seeking a worldwide marketing vehicle for the 150 companies that are a part of their association. TELECOM, JSC is publishing a catalog in April of products for sale within Russia, but sees SSI as an opportunity to get worldwide exposure for the export of its system components and specific products.

SSI's relationships with system integrators and service providers involved in Russia and the CIS will allow system components and specific products from the West to be inserted into their current and future networks to make them more competitive in the marketplace. A February 1998 marketing trip revealed a need for a transfer and injection of Western know-how and components in the areas of network system design, integration and deployment.

SALES AND MARKETING

SSI's sales and marketing programs for both remote sensing and telecommunications shall be the responsibility of the executive management team of the Company and the 22 independent sales agents covering 22 countries.

The officers of SSI have an average 30-plus years each of experience in high technology, and management believes it has a commercial advantage due to its extensive relationships and non-exclusive access to Russian product/system solutions with its low cost capabilities.

Management believes Russia has plans to participate in the development of the industry but does not have a world class marketing and sales infrastructure. SSI plans to be Russia's marketing team and its value added reseller of remote sensing and telecommunications systems and services.

The marketing and sales activity for Russia will be performed through its Moscow office. It will initially be staffed with 2 marketing representatives in addition to Dr. Moguchev. SSI may utilize consultants to establish and coordinate its U.S. and Russian organizations.

Independent sales agents have been established in the following countries:

         Saudi Arabia                                Turkey                     Greece           Israel
         Germany                                     Hungary                    Spain            Indonesia
         Malaysia                                    Taiwan                     Thailand         Russia
         Ukraine                                     Singapore                  Egypt            Argentina
         Venezuela                                   United States              Canada           Kuwait
         China                                       Brazil


SSI's primary thrust is the integration of systems and their sub-components into an existing customer's infrastructure; for example, making images available for urban planning and highway development in Thailand. Additionally, SSI shall provide a potential customer with its capabilities through advertisement, meetings and attendance at trade fairs and conventions, such as The Paris Air Show, Singapore Air Show, Farnborough, Dubai, DOKTORI-Turkey, etc.

SSI has contracts and completed projects with the following organizations:

         o State ministries that desire private complete satellite systems for special purposes in remote sensing in Europe and the Far East
         o Oil companies that desire private satellite systems for exploration and pipeline monitoring in remote sensing in the Middle East and Asia
         o State organizations wishing to access space imagery for data base mapping in Far East and Near East
         o Aerospace corporations (ITT, Lockheed Martin, Loral, GDE, QTSI) consulting and marketing support in the area of remote sensing systems and data network management design in the United States
         o Several state governments that desire high resolution contour maps for a variety of purposes in the Far East
         o Over 200 inquiries from Global Information System companies regarding availability of 2 meter multi-spectral data in Europe, the Far East, Latin America and the United States
         o  Imagery and imaging systems to:

            o Countries for defense, border control, natural resource monitoring, crop forecasting, urban planning and extraction/exploration
            o Oil companies for pipeline monitoring, exploration, competition assessment and environmental impact monitoring
            o State, local governments for urban planning, transportation infrastructure studies, and building code compliance
            o  GIS companies for high resolution map production
            o  Mapping companies for high resolution map production

In offering systems, services and products, SSI has formed strategic alliances with the system and equipment providers:

         o  Imagery - SOVINFORMSPUTNIK
         o  Remote Sensing System - SOVINFORMSPUTNIK
         o  Telecommunications - ROSTELESAT and TELECOM
         o  Mapping Systems - General Dynamics Electronics (GDE), Tracor Corp
         o  Imaging Sensors - SADA Pro Corp
         o  Balloon Platforms - T-COM Corp

CUSTOMERS

In telecommunications, the customer base is large and covers areas of the globe where public need and commercial enterprises are expanding. The Internet has fueled a rapid expansion and worldwide need for stable communications networks

We are providing telecommunications engineering support for Globalstar and Ericsons telecommunications projects in Russia. The contract is for less than one year and may be terminated with 30-day notice with 3-month termination pay required under Russian Law.

The structure of the contract calls for SSI to provide support employees to their Russian projects. The salaries are billed with an overhead rate of 107% and taxes are covered at costs. Reasonable operating expenses are also covered at cost.

The contract accounts for 95% of total telecom revenues.

COMPETITION

The competition in our marketplaces is significant. Other products be designed that would do what ours do. Other companies that are investing billions of dollars to launch their own satellites and will sell the data/images at as yet an unknown price.

Management believes that cost and service are the keys to be competitive in this market sector.

We eliminate the research and development costs by purchasing images from an existing Russian system and thus our costs are lower than having to amortize a complete satellite and launch system, which we estimate to cost $500 million.

A customer's alternatives to SSI's planned approach to remote sensing and telecommunications products is to continue to use the high cost systems that exist, such as SPOT, Earthwatch, Orbimage and Spaceimage, or reverting to acquiring data through aerial imagery, sensing and conventional telecommunication channels. We believe that the industry will not revert back to an archaic approach to satisfy the requirements for more information. SSI's solution to this worldwide need for timely information is to access already developed and proven technology. Management believes this strategy will allow SSI to sell either our end product or a total system for less than a newly developed system. Management believes that SSI's success is similar to other industries in that customer service is paramount. In the remote sensing and telecommunications industry, it is the end product or service; i.e., the map, picture, electronic signal or communication channel/service which meets the needs of the customer.

There are certain barriers to entry into our market, primarily developing necessary relationships, such as those we already have, and cost of the infrastructure and reliability, such as that that we already have, are the key factors in being successful.

Management believes its relationships with vendors will offer substantial benefits to its customers.

REGULATION

The United States government's policy on the sale of imagery is controlled by the U.S. Department of Commerce and is dictated by the White House. The policy under which several U.S.-based consortiums, such as Lockheed/Martin, Boeing and Orbital Sciences, requires the approval of the Department of Commerce to launch dedicated space-based imaging systems and the sale of imagery to certain countries currently on the embargo list; i.e., Libya, Iraq, South Africa and Iran. In addition, these consortiums are restricted to selling imagery to countries or their representatives of the specific country in which they reside; for example, images of Saudi Arabia to only Saudi Arabia.

The Russian policy is far less defined but is restricted in that the imagery must only be used for humanitarian purposes. SSI currently is not limited in its sale of images except that it must guarantee that the imagery is being used for humanitarian and peaceful purposes.

Currently only France, with their 'SPOT' imaging system, has a capability to supply images, but the resolution regime is not less than five meters, and they have stipulated that better resolution will not be available for sale.. Israel is developing an imaging capability with commensurate resolution capability, but is currently not making these images available.

The international capability for lower resolution imagery, or 5 meter, 10-meter, 15-meter, resides in India, Japan, France, Canada, as well as the U.S. and Russia. SSI's thrust in remote sensing with the image based at 2 meter down to 1 meter can only be satisfied by the U.S. and Russia for the foreseeable future. In addition, none of the aforementioned countries are currently providing a dedicated, quasi-real time, turnkey-imaging system at 2 meter resolution.

EMPLOYEES

The company has four employees, 2 in management, 1 in sales and 1 administrative. There is no collective bargaining agreement.

FACILITIES

We lease from HQ Global Workplaces 250 square feet on a month-to-month basis at a rate of $300 per month.

                                   MANAGEMENT

The names and ages of our executive officers and directors as of September 30, 1999, are as follows:


     NAME                                AGE                               POSITION
     ----                               -----                              --------

     John M. Papazian                     65        Chairman, President, CEO, Director, Member of Audit Committee
                                                      and Compensation Committee and Director
     Dennis G. Appel                      48        Sr. V.P. of Technology, Secretary, Director
     Brook Watts                          60        Vice President, Marketing and Director
     Edward F. Daley                      40        Vice President, CFO, Treasurer, Member of Audit Committee and
                                                      Compensation Committee and Director
     Victor Moguchev                      60        Vice President, Russian Operations and Director
     Martin J. Flaherty                   57        Director
     Benjamin D. Russo                    67        Director

Mr. John M. Papazian, Chairman, President, Chief Executive Officer, and Director, joined us in February, 1998. From 1991 to 1998, Mr. Papazian was President and Owner of Space Liaison and Imaging Corporation. From 1989 to 1991, Mr. Papazian was Corporate Vice President of S.A.I.C. From 1970 to 1989, Mr. Papazian held various executive positions with Grumman Aerospace Corporation including Director-Corporate, Regional and Field Office Integration, and Director of International Marketing. From 1960 to 1970, Mr. Papazian held several executive engineering positions with ITEK Corporation. From 1953 to 1960, Mr. Papazian was an engineer with Bellock Instrument Corporation. Mr. Papazian received a B.S. in Mechanical Engineering from Queens College.

Mr. Dennis G. Appel, Senior Vice President, Technology, Treasurer, and Director joined us in February, 1998. From 1997 to 1998, Mr. Appel was the President and principal shareholder of Global Vu Applied Technology, Inc. From 1989 to 1997, Mr. Appel was a Program Manager for Lockheed Martin Corporation. From 1988 to 1989, Mr. Appel was a Systems Engineering Manager for Alcoa Defense Systems/McDonnell Douglas Tech., Inc. From 1983 to 1988, Mr. Appel was a Staff Consultant with Purvis Systems, Inc. From 1972 to 1983, Mr. Appel was a Design and Test Engineer for Rockwell International. Mr. Appel received a B.S.E.E. from Loyola Marymount University.

Mr. Brook Watts, Vice President, Marketing joined us in February, 1998. From 1993 to 1997, Mr. Watts was Executive Vice President, Space Liaison and Imaging Corporation. From 1985 to 1993, Mr. Watts was a Program Manager for TRW Avionics Surveillance Group. From 19__ to 19__, Mr. Watts managed the Department of Defense's Tactical Cryptologic Program. Mr. Watts received an M.B.A. from Syracuse University and a B.A. from the University of Portland.

Mr. Edward F. Daley, Vice President, Chief Financial Officer and Director, joined us in April, 1998. Since 1994 , Mr. Daley has been President and Chief Executive Officer of San Diego Firefighters Credit Union. From 1991 to 1994, Mr. Daley was Chief Financial Officer for Central Credit Union of San Diego. From 1988 to 1991, Mr. Daley was a Controller at First National Bank of North County. Mr. Daley received an M.B.A. from San Diego State University and a B.A. in Economics from Brandeis University. Mr. Daley is also an adjunct faculty member in the Finance Department at National University in San Diego.

Dr. Victor Moguchev, Vice President, Russian Operations joined us in February, 1998. From 1966 to 1998, Mr. Moguchev was an RF Engineer/Specialist for the Moscow Scientific Research Institute of Radio Communication. Mr. Moguchev graduated from the Moscow Radio Equipment and Systems College in 1958, and All Union Energetic Institute in 1964. He received a P.H.D. in Communications Sciences in 1973.

Mr. Martin Flaherty, Director, joined us in February, 1998. From 1983 to 1998, Mr. Flaherty held various positions with General Dynamics, GDE Systems, Marconi Integrated Systems, including Program Director and Marketing Director. Mr. Flaherty received a B.S. and an M.S. from the Industrial College of Armed Forces
(ICAF) and the Air War College.

Mr. Benjamin D. Russo, Director joined us in February, 1998. From 1982 to 1998, Mr. Russo was a sole practitioner and has been of counsel to Pelletreau & Pelletreau, LLP. From 1977 to 1982, Mr. Russo was a member of Davidow, Davidow & Russo. From 1970 to 1977, Mr. Russo was a member of Ashare & Russo and Permut. From 1963 to 1970, Mr. Russo was a sole practitioner. From 1960 to 1963, Mr. Russo was a member of Braslow, Russo & D'Amaro. Mr. Russo received a B.B.A. in Accounting from St. John's University and a LL.B. from St. John's Law School.

Directors serve for one year terms. Our Bylaws currently provide for a Board of Directors comprised of six directors.

BOARD COMPENSATION AND COMMITTEE

Our directors do not receive cash compensation for their services as directors, although some directors are reimbursed for reasonable expenses incurred in attending board or committee meetings.

We have a compensation committee of the board consisting of Messrs. Russo, Papazian and Daley.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify it directors and officers and to purchase insurance with respect to liability arising out of their capacity as directors and officers. The Act further provides that indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the Corporation's bylaws, any agreement, vote of the shareholders, or otherwise.

Our bylaws provide that we shall indemnify all persons to the full extent allowed by law, by reason of the fact that they are or were a director, become a party or are threatened to be made a party to any indemnifiable action, suit or proceeding. We shall pay, in advance of the final disposition of any indemnifiable action, suit or proceeding under this bylaw, all reasonable expenses incurred by the director, upon receipt of an undertaking by or on behalf of the director to repay such amount if it is ultimately determined that he is not entitled to be indemnified by us under law. We may indemnify persons other than directors, such as officers and employees, as permitted by law. We my purchase and maintain insurance on behalf of directors, officers and other persons against any liability asserted against him, whether or not we would have the power to indemnify such person against such liability, as permitted by law.

Insofar as indemnification for liabilities arising under the securities act may be permitted to directors, officers or persons controlling the registrant under the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against the public policy and is therefore, unenforceable.

                           RELATED PARTY TRANSACTIONS

During the fiscal year ended February 28, 1998, we issued 7,200,150 shares of common stock to Space Liaison and Imaging Corporation, a related company, in exchange for all of the assets and liabilities of Space Liaison and Imaging Corporation. Space Liaison and Imaging Corporation subsequently exchanged our shares for its outstanding shares.

During June 1998 our CEO purchased 30,000 shares of common stock via the issuance of a promissory note in the amount $6,000. The note is secured by the common stock and bears interest at 8.5% per annum and is due June 26, 1999. Prior to that due date the note was extended and is due on demand.

During June 1998 our Vice President purchased 20,000 shares of common stock via the issuance of a promissory note in the amount $4,000. The note is secured by the common stock and bears interest at 8.5% per annum and is due June 26, 1999. Prior to that due date the note was extended and is due on demand.

During January 2000, the Company granted 2,982,761 shares of convertible preferred stock to our CEO. The shares are convertible into shares of common stock based on the attainment of certain revenue goals of SSI during SSI's fiscal year. The shares have been valued at par value due to the uncertainty of the attainment of the revenue goals for conversion into common stock. The conversion feature expires two years after the grant.

During January 2000, the Company granted 1,350,000 shares of convertible preferred stock to our Vice President. The shares are convertible into shares of common stock based on the attainment of certain revenue goals of SSI during SSI's fiscal year. The shares have been valued at par value due to the uncertainty of the attainment of the revenue goals for conversion into common stock. The conversion feature expires two years after the grant.

During January 2000, the Company granted 900,000 shares of convertible preferred stock to our CFO. The shares are convertible into shares of common stock based on the attainment of certain revenue goals of SSI during SSI's fiscal year. The shares have been valued at par value due to the uncertainty of the attainment of the revenue goals for conversion into common stock. The conversion feature expires two years after the grant.
+

                             PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of December 31, 1999.

         o Each shareholder known by us to own beneficially more than 5% of the common stock
         o  Each executive officer
         o  Each director and all directors and executive officers as a group:


      ------------------------------------------ ----------------------------- ---------------------- ---------------------
                           NAME                          NUMBER OF SHARES           PERCENTAGE               PERCENTAGE
                                                                                   BEFORE MERGER            AFTER MERGER
      ------------------------------------------ ----------------------------- ---------------------- ---------------------

      John Papazian(1)*                                     6,932,911                  37.21                   31.50
      Dennis Appel(2)*                                      1,520,000                   8.16                    6.91
      Ed Daley(3)*                                          1,000,000                   5.37                    4.54
      Martin Flaherty*                                         50,000                    .27                     .23
      Benjamin Russo*                                          50,000                    .27                     .23
      Victor Moguchev*                                        100,000                    .54                     .45
      Brook Watts*                                            100,000                    .54                     .45
      Ila Berman                                            1,260,000                   6.76                    5.73
      Sondra Black                                          1,260,000                   6.76                    5.73
      Lindi Rivers(4)                                       1,897,959                  10.19                    8.62
      Howard Kerbel(5)                                      1,300,000                   5.90                    5.91

      Total of officers &
      directors as a
      group (7 persons)                                     9,752,911                  52.35                   44.32


      * Denotes officer and/or director


(1) This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 10,925,150 shares of Common Stock outstanding and issuable as of December 31, 1999.

--------
               1 Includes 2,982,761 shares of convertible, preferred stock convertible into a like number of common shares upon the occurrence of certain events.
               2 Includes 10,000 shares owned by each of his daughters; also includes 1,350,000 shares of convertible, preferred shares convertible into a like number of common shares upon the occurrence of certain events.

               3 Includes 900,000 shares of convertible, preferred shares convertible into a like number of common shares upon the occurrence of certain events.
               4 Includes 1,887,959 shares of convertible, preferred shares convertible into a like number of common shares upon the occurrence of certain events. Ms. Rivers and Dr. Ila Berman are stepsisters.
               5 The number of shares beneficially owned by Mr. Kerbel includes exercisable options to acquire 350,000 shares of common stock at $.0001 per share, exercisable options to acquire 750,000 shares of common stock at $.50 per share, and options which are to be granted upon the completion of the merger agreement, described in this registration statement, to acquire 200,000 shares of common stock at $.0001 per share held by Gritell International, Ltd., which is under the investment control of Mr. Kerbel. Mr. Kerbel is the President and sole shareholder of Gritell International, Ltd. No other offices or directors have any ownership or control of Gritell International, Ltd.

                        DESCRIPTION OF SSI CAPITAL STOCK

The following information is as of September 30, 1999.

     ------------------------------------------------ ----------------------------------------------------
           Authorized Capital Stock Under SSI              Shares Of Capital Stock Outstanding
                Articles Of Incorporation
     ------------------------------------------------ ----------------------------------------------------
                         Common Stock                                     10,925,150
                          50,000,000
     ------------------------------------------------ ----------------------------------------------------
                     Preferred Stock                                       7,120,720 Class A
                       25,000,000
     ------------------------------------------------ ----------------------------------------------------


Our present management and their affiliates collective owns approximately 60% of our issued and outstanding common shares.

COMMON STOCK

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The common stock has no preemptive or conversion rights or other subscription rights. There are no sinking fund provisions applicable to the common stock. The outstanding shares of common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

PREFERRED STOCK

There are 10,000,00 shares of Class A preferred stock authorized and 7,120,720 shares issued. The Class A preferred stock has the following rights and preferences.

         o  DIVIDEND RIGHTS - None

         o  LIQUIDATION PREFERENCE - An amount equal to the par value per share.

         o  NO MANDATORY REDEMPTION. - There is no mandatory right of redemption

         o VOTING RIGHTS. - Each share of Preferred Stock shall be entitled to one vote for each share of Common Stock issuable upon conversion of the Preferred Stock on each matter on which holders of shares of Common Stock are entitled to vote. The Preferred Stock shall not vote as a separate class, but shall vote jointly with holders of Common Stock.

         o RIGHT TO CONVERT - Until December 31, 2005, conversion shall be on the basis of one share of Common Stock for each share of Preferred Stock. The right to convert shall not commence unless and until SSI achieves gross annual sales of $1,000,000 over a twelve month period. The Preferred Stock shall be for no consideration if the goal is not achieved within two years from the date of issuance of the Preferred Stock.

In addition, issuance of additional preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including voting rights of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock. As of the closing of the merger, we currently have no plans to issue any additional shares of preferred stock.

OPTIONS

SSI has the following options outstanding:


         o  Gritell International Ltd.
            o  200,000 options at $.0001 per share
            o Granted at the conclusion of this merger - expire with the expiration of the Gritell Consulting Agreement


         o  Phoenix Business Consultants
            o  500,000 options at $1.00 per share
            o Granted during fiscal 1999 - expire five years after they become exercisable

         o  Gritell International Ltd.
            o  750,000 options at $.50
            o Granted 12/10/99 - expires one year after Company becomes publicly traded

         o  ITR Marketing Inc.
            o  500,000 options at $.50
            o Granted 11/20/99 - expires one year after Company becomes publicly traded

         o  Evan Capital
            o  500,000 options at $.50
            o Granted 10/15/99 - expires one year after Company becomes publicly traded

         o  Novak Graphics Ltd.
            o  500,000 options at $.50
            o Granted 11/20/99 - expires one year after Company becomes publicly traded

         o  Larix International Ltd.
            o  750,000 options at $.50
            o Granted 12/10/99 - expires one year after Company becomes publicly traded

DIVIDENDS

We have never paid any dividends and do not expect to do so after the closing of the merger and thereafter for the foreseeable future.

TRANSFER AGENT

The transfer agent and registrar for your stock is



Atlas Stock Transfer
5899 South State
Murray, UT  84107

                    FIRST ENTERPRISE SERVICE GROUP'S BUSINESS

HISTORY AND ORGANIZATION

We were organized under the laws of the state of Florida in March, 1999. Since inception, our primary activity has been directed to organizational efforts. We were formed as a vehicle to acquire a private company desiring to become an SEC reporting company in order thereafter to secure a listing on the over the counter bulletin board.

OPERATIONS

We were organized for the purposes of creating a corporate vehicle to seek, investigate and, if such investigation warrants, engage in business combinations presented to us by persons or firms who or which desire to become an SEC reporting company.

EMPLOYEES

We presently have no employees.

YEAR 2000 ISSUES

Because we currently have no operations, we do not anticipate incurring significant expense with regard to Year 2000 issues.

SELECTED FINANCIAL DATA

The following information concerning our financial position and operations is as of and for the period April 6, 1999 (Date of Incorporation) to December 31, 1999.

Total assets                $   0
Total liabilities               0
Equity                         79
Sales                           0
Net loss                       79
Net loss per share           0.00

MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

 We are a development stage entity, and have neither engaged in any operations nor generated any revenues to date. We have no assets. Our expenses to date, all funded by a loan from management, are $79. We have agreed to pay our management a salary of $60,000 from inception until closing of the merger.

 Substantially all of our expenses that must be funded by management will be from our efforts to identify a suitable acquisition candidate and close the acquisition. Management has orally agreed to fund our cash requirements until an acquisition is closed. So long as management does so, we will have sufficient funds to satisfy our cash requirements. This is primarily because we anticipate incurring no significant expenditures. Before the conclusion of an acquisition, we anticipate our expenses to be limited to accounting fees, legal fees, telephone, mailing, filing fees, occupational license fees, and transfer agent fees.

We do not intend to seek additional financing. At this time we believe that the funds to be provided by management will be sufficient for funding our operations until we find an acquisition and therefore do not expect to issue any additional securities before the closing of a business combination.

We expect no Year 2000 problems, as our business is not dependent upon any computer. However, the business we acquire could experience interruptions in its business and significant losses if it or its customers or vendors rely on computer information systems that are unable to accurately process dates beginning on January 1, 2000.

PROPERTIES.

We are presently using the office of Michael T. Williams, 2503 W. Gardner Ct., Tampa FL, at no cost as our office. Such arrangement is expected to continue only until a business combination is closed, although there is currently no such agreement between Mr. Williams and us. We at present own no equipment, and do not intend to own any.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information about our current shareholders. The person named below has sole voting and investment power with respect to the shares. The numbers in the table reflect shares of common stock held as of the date of this Information Statement/Prospectus:

                              SHARES OWNED                     PERCENTAGE
                              ----------------           ------------------
 Michael T. Williams(1)            1,000,000                   33.3%
 2503 W. Gardner Ct.
 Tampa FL 33611

 Kevin Lovely                      1,000,000                   33.3

Leonard Aernoff, Esq.              1,000,000                   33.3

All directors and officers         1,000,000                   33.3
as a group - 1 persons

 (1) Owned as Tenants by the Entireties by Michael Williams and Donna Williams, his wife.

 In connection with the merger, we agreed to effect a reverse split such that Mr. Williams will own 751,603 shares prior to the closing of the merger. In addition, Mr. Lovely and Mr. Aernoff agreed that prior to the reverse split, they would return sufficient shares to us for no consideration such that after the reverse split they will each own 50,000 shares of First Enterprise prior to the closing of the merger.

Mr. Williams may be deemed our promoter, as that term is defined under the securities act of 1933.

DIRECTORS AND EXECUTIVE OFFICERS.

The following table and subsequent discussion sets forth information about our director and executive officer, who will resign upon the closing of the acquisition transaction. Our director and executive officer was elected to his position in March, 1999.

 NAME                           AGE        TITLE
------                         -----      -------

 Michael T. Williams            51         President, Treasurer and Director

 Michael T. Williams responsibilities will include management of our operations as well as our administrative and financial activities. Since 1975 Mr. Williams has been in the practice of law, initially with the U.S. Securities and Exchange Commission until 1980, and since then in private practice. He was also chief executive officer of Florida Community Cancer Centers, Dunedin, FL from 1991-1995. Mr. Williams has President of Williams Financial Consulting Group, Inc. since its inception in 1998. In that capacity, he has formed in the past and intends to continue to form in the future for himself and for others numerous acquisition companies similar to ours. He received a BA from the University of Kansas and a JD from the University of Pennsylvania.

EXECUTIVE COMPENSATION.

Mr. Williams will receive an aggregate salary of $60,000 from inception of our business until closing of the merger.

LEGAL PROCEEDINGS.

We are not a party to or aware of any pending or threatened lawsuits or other legal actions.

INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our director is bound by the general standards for directors provisions in Florida law. These provisions allow him in making decisions to consider any factors as he deems relevant, including our long-term prospects and interests and the social, economic, legal or other effects of any proposed action on the employees, suppliers or our customers, the community in which the we operate and the economy. Florida law limits our director's liability.

We have agreed to indemnify our director, meaning that we will pay for damages they incur for properly acting as director. The SEC believes that this indemnification may not be given for violations of the securities act of 1933.

Insofar as indemnification for liabilities arising under the securities act may be permitted to directors, officers or persons controlling the registrant under the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against the public policy and is therefore, unenforceable.

PROVISIONS WITH POSSIBLE ANTI-TAKEOVER EFFECTS

As we will reincorporate in Delaware before the closing of the merger, the following information about Delaware law is provided:

Section 203 of Delaware law prohibits a corporation from engaging in a business combination with an interested stockholder for three years following the date that such person becomes an interested stockholder. With certain exceptions, an interested stockholder is a person or entity who or which owns 15% or more of the corporation's outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

For purposes of Section 203, the term business combination is defined broadly to include mergers of the corporation or a subsidiary with or caused by the interested stockholder; sales or other dispositions of the interested stockholder (except proportionately with the corporation's other stockholders) of assets of the corporation or a subsidiary equal to ten percent or more of the aggregate market value of the corporation's consolidated assets or its outstanding stock; the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the interested stockholder (except for certain transfers in a conversion or exchange or a pro rata distribution or certain other transactions, none of which increase the interested stockholder's proportionate ownership of any class or series of the corporation's or such subsidiary's stock); or receipt by the interested stockholder (except proportionately as a stockholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

The three-year moratorium imposed on business combinations by Section 203 does not apply if:

     (i) prior to the date at which such stockholder becomes an interested stockholder the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder;
     (ii) the interested stockholder owns 85% of the corporation's voting stock upon consummation of the transaction which made him or her an interested stockholder (excluding from the number of shares outstanding those shares owned by directors who are also officers of the target corporation and shares held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer); or
     (iii) on or after the date such person becomes an interested stockholder, the board approves the business combination and it is also approved at a stockholder meeting by 66 2/3% of the voting stock not owned by the interested stockholder.

     Section 203 does not apply if the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or a 20-day notice required under Section 203 of the proposed transaction which

         o  constitutes certain

         o  mergers or consolidations
         o sales or other transfers of assets having an aggregate market value equal to 50% or more of the aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation
         o proposed tender or exchange offer for 50% or more of the corporation's outstanding voting stock;
         o is with or by a person who was either not an interested stockholder during the last three years or who became an interested stockholder with the approval of the corporation's board of directors
         o is approved or not opposed by a majority of the board members elected prior to any person becoming an interested stockholder during the previous three years (or their chosen successors).

Stockholder Voting on Mergers and Similar Transactions. The laws of Delaware generally require that a majority of the stockholders of both acquiring and target corporations approve statutory mergers. They do not require a stockholder vote of the surviving corporation in a merger unless the corporation provides otherwise in its certificate of incorporation if

         o the merger agreement does not amend the existing certificate of incorporation,
         o each share of stock of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger, and
         o the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger.

The laws of Delaware also generally require that a sale of all or substantially all of the assets of a corporation be approved by a majority of the voting shares of the corporation transferring such assets.

Delaware law generally does not require class voting, except for amendments to the certificate of incorporation that change the number of authorized shares or the par value of shares of a specific class or that adversely affect such class of shares.

          DESCRIPTION OF FIRST ENTERPRISE SERVICE GROUP'S CAPITAL STOCK

 -------------------------------- --------------------------------------------
  Authorized Capital Stock             Shares Of Capital Stock Outstanding
 -------------------------------- --------------------------------------------
                  50,000,000                             3,000,000
 -------------------------------- --------------------------------------------
                  20,000,000                         10,000,000 Class A
 -------------------------------- --------------------------------------------

Common Stock

We are authorized to issue 50,000,000 shares of no par common stock. As of December 31, 1999, there were 3,000,000 shares of common stock outstanding held of record by 3 stockholders. There will be 14,686,753 shares of common stock outstanding after giving effect to the issuance of the shares of common stock under this prospectus and the issuance of 1,000,000 shares of restricted stock to a consultant subsequent to the completion of this registration statement.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The common stock has no preemptive or conversion rights or other subscription rights. There are no sinking fund provisions applicable to the common stock. The outstanding shares of common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

Preferred Stock

We are authorized to issue 20,000,000 shares of Class A preferred stock. There are 10,000,000 shares of Class A preferred stock outstanding, with the same rights and preferences as SSI Class A preferred stock. Issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including voting rights of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock. We currently have no plans to issue any additional shares of preferred stock.

Options

We will issue options with the same terms and conditions as the SSI options described above in connection with the merger.

Dividends

We have never paid any dividends and do not expect to do so after the closing of the merger and thereafter for the foreseeable future.

Transfer Agent and Registrar

We are the transfer agent and registrar for our common stock.

             COMPARISON OF RIGHTS OF FIRST ENTERPRISE SERVICE GROUP
                       STOCKHOLDERS AND SSI SHAREHOLDERS

Because First Enterprise Service Group will change its state of incorporation, articles and bylaws to be the same as those of SSI, the rights of shareholders of SSI will not change as a result of the merger.

                              AVAILABLE INFORMATION

SSI is not and until the effectiveness of this registration statement First Enterprise Service Group was not, subject to the reporting requirements of the Exchange Act and the rules and regulations promulgated thereunder, and, therefore, do not file reports, information statements or other information with the Commission. Under the rules and regulations of the Commission, the solicitation of proxies from the shareholders of SSI to approve the merger constitutes an offering of First Enterprise Service Group common stock to be issued in connection with the merger. Accordingly, First Enterprise Service Group has filed with the Commission a registration statement on Form S-4 under the Securities Act, with respect to such offering from time to time, the registration statement. This information statement/prospectus constitutes the prospectus of First Enterprise Service Group that is filed as part of the Registration Statement in accordance with the rules and regulations of the Commission. Copies of the registration statement, including the exhibits to the Registration Statement and other material that is not included herein, may be inspected, without charge, at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and may be available at the following Regional Offices of the Commission:
Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, information and information statements and other information regarding registrants that file electronically with the Commission.

                                     EXPERTS

The financial statements of First Enterprise Service Group, Inc. as of and for the period April 6, 1999 (Date of Incorporation) through December 31, 1999 also included in this prospectus and elsewhere in the Registration Statement have been included herein in reliance on the report of Kingery Crouse & Hohl P.A., independent accountants, given on the authority of that firm as experts in accounting and auditing. The financial statements of Space Systems International Corporation as of February 28, 1998, and 1999 and for the years ended February 28, 1998, and 1999 also included in this prospectus and elsewhere in the Registration Statement have been included herein in reliance on the report of Pannell Kerr Forster, Certified Public Accountants, A Professional Corporation, San Diego, California, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                  LEGAL MATTERS

The validity of the shares of First Enterprise Service Group common stock being offered by this information statement/prospectus and certain federal income tax matters related to the exchange are being passed upon for First Enterprise Service Group by Williams Law Group, P.A., Tampa, FL. Mr. Williams is the sole officer and director of and owns 1,000,000 shares pre merger and 751,603 shares post merger of the stock of First Enterprise Service Group.

                     SPACE SYSTEMS INTERNATIONAL CORPORATION

                              FINANCIAL STATEMENTS
                        AND INDEPENDENT AUDITOR'S REPORT

                 FOR THE YEARS ENDED FEBRUARY 28, 1998 AND 1999

                     SPACE SYSTEMS INTERNATIONAL CORPORATION


                                TABLE OF CONTENTS


INDEPENDENT AUDITOR'S REPORT.............................................F-1

FINANCIAL STATEMENTS

          Balance Sheets as of February 28, 1998 and 1999................F-2

          Statements of Operations for the years ended
                  February 28, 1998 and 1999 ............................F-3

          Statements of Changes in Stockholders' (Deficit) Equity
                  for the years ended February 28, 1998 and 1999 ........F-4

          Statements of Cash Flows for the years ended
                  February 28, 1998 and 1999 ......................F-5 - F-6

NOTES TO THE FINANCIAL STATEMENTS.................................F-7 - F-15

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders
Space Systems International Corporation

We have audited the accompanying balance sheets of Space Systems International Corporation (the "Company"), as of February 28, 1998 and 1999 and the related statements of operations, changes in stockholders' (deficit) equity, and cash flows for the years then ended. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Space Systems International Corporation as of February 28, 1998 and 1999, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses from operations, has limited operating revenue and limited capital resources. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





San Diego, California                               PANNELL KERR FORSTER
June 19, 1999                                       Certified Public Accountants
                                                    A Professional Corporation

                     SPACE SYSTEMS INTERNATIONAL CORPORATION
                                 BALANCE SHEETS
                           February 28, 1998 and 1999

                                                                          1998                   1999
                                                                         ---------             ---------
                                 ASSETS
Current assets
     Cash                                                                $     192             $  88,093
     Accounts receivable                                                      --                  19,650
     Prepaid expenses                                                         --                  21,706
                                                                         ---------             ---------

     Total current assets                                                      192               129,449
                                                                         ---------             ---------

Noncurrent assets
     Furniture and equipment, net of accumulated depreciation
        of $2,094 and $2,893 at February 28, 1998 and 1999,
        respectively                                                         3,994                 3,196
     Other noncurrent assets                                                 7,456                   397
                                                                         ---------             ---------

     Total noncurrent assets                                                11,450                 3,593
                                                                         ---------             ---------

     Total assets                                                        $  11,642             $ 133,042
                                                                         =========             =========


                  LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY

Current liabilities
     Accounts payable and accrued liabilities                            $   9,856             $  90,041
     Notes payable                                                          21,200                28,300
                                                                         ---------             ---------

     Total current liabilities                                              31,056               118,341
                                                                         ---------             ---------

Commitments and contingencies (Note 8)

Stockholders' (deficit) equity
     Preferred stock, $.0001 par value, 25,000,000
       shares authorized;-none issued and outstanding                         --                    --
     Common stock, $.0001 par value, 50,000,000
       shares authorized; issued and outstanding:
       8,900,150 and 10,300,150 shares at February 28,
       1998 and 1999, respectively                                             890                 1,030
     Contributed and paid in capital                                       115,104               628,974
     Common stock subscriptions receivable                                    (170)              (25,000)
     Accumulated deficit                                                  (135,238)             (590,303)
                                                                         ---------             ---------

     Total stockholders' (deficit) equity                                  (19,414)               14,701
                                                                         ---------             ---------

     Total liabilities and stockholders' (deficit) equity                $  11,642             $ 133,042
                                                                         =========             =========


    The accompanying notes are an integral part of the financial statements

                     SPACE SYSTEMS INTERNATIONAL CORPORATION
                            STATEMENTS OF OPERATIONS
                 For the years ended February 28, 1998 and 1999


                                                             1998                    1999
                                                         -----------            -----------
Revenues
     Sales                                               $    52,713            $    19,226
     Consulting                                               50,908                 39,300
                                                         -----------            -----------

     Total revenues                                          103,621                 58,526
                                                         -----------            -----------

Cost of revenues                                              78,665                 10,341
                                                         -----------            -----------

     Gross margin                                             24,956                 48,185
                                                         -----------            -----------

Expenses
     Operating expenses                                       21,032                501,153
     Interest expense                                          3,352                  2,097
                                                         -----------            -----------

     Total expenses                                           24,384                503,250
                                                         -----------            -----------

Net income (loss)                                        $       572            $  (455,065)
                                                         ===========            ===========

Basic and diluted net income (loss) per share            $      0.00            $     (0.05)
                                                         ===========            ===========

Shares used to compute basic and diluted
      net income (loss) per share                          7,200,150              9,464,417
                                                         ===========            ===========

    The accompanying notes are an integral part of the financial statements

                     SPACE SYSTEMS INTERNATIONAL CORPORATION
             STATEMENTS OF CHANGES IN STOCKHOLDERS' (DEFICIT) EQUITY
                 For the years ended February 28, 1998 and 1999


                                                          COMMON      CONTRIBUTED
                                   COMMON STOCK            STOCK         AND                         TOTAL
                               --------------------     SUBSCRIPTION   PAID IN       ACCUMULATED  STOCKHOLDERS'
                               SHARES        VALUE       RECEIVABLE    CAPITAL         DEFICIT   (DEFICIT) EQUITY
                               ------        -----       ----------   ------------     -------   ----------------

Balance at
   February 28, 1997          7,200,150   $      720   $     --      $  129,374   $    (135,810)  $  (5,716)

Common stock
   subscription receivable    1,700,000          170         (170)         --            --            --

Capital distributions              --           --           --         (21,370)         --         (21,370)

Capital contributions              --           --           --           7,100          --           7,100

Net income                         --           --           --            --             572           572
                            ----------    ----------    ----------    ----------    ----------    ----------

Balance at
   February 28, 1998          8,900,150          890         (170)      115,104      (135,238)      (19,414)

Issuance of common
   stock options to
   consultants                     --           --           --         117,000          --         117,000

Common stock issued           1,400,000          140      (25,000)      396,870          --         372,010

Common stock
   subscription received           --           --            170          --            --             170

Net loss                           --           --           --            --        (455,065)     (455,065)
                             ----------    ----------    ----------    ----------    ----------    ----------

Balance at
   February 28, 1999        10,300,150    $    1,030    $  (25,000)  $  628,974     $(590,303)   $   14,701
                            ==========    ==========    ==========    ==========    ==========    ==========


    The accompanying notes are an integral part of the financial statements

                     SPACE SYSTEMS INTERNATIONAL CORPORATION
                            STATEMENTS OF CASH FLOWS
                 For the years ended February 28, 1998 and 1999


                                                                      1998          1999
                                                                    ---------    ---------
Cash flows from operating activities:
Net income (loss)                                                   $     572    $(455,065)
   Adjustments to reconcile net loss to
      net cash used in operating activities:
     Depreciation                                                       1,117          799
     Loss on disposal of furniture and equipment                        1,583         --
     Common stock options issued to consultants                          --        117,000
   Changes in operating assets and liabilities:
     Increase in accounts receivable                                     --        (19,650)
     Increase in other noncurrent assets                               (6,290)        (397)
     Decrease in organization expenses                                    213        7,456
     Increase in prepaid expenses                                        --        (21,706)
     (Decrease) increase in accounts payable and accrued expenses        (526)      80,184
                                                                    ---------    ---------

     Net cash used in operating activities                             (3,331)    (291,379)
                                                                    ---------    ---------

Cash flow from investing activities:
Capital expenditures                                                   (2,499)        --
                                                                    ---------    ---------
     Net cash used in investing activities                             (2,499)        --
                                                                    ---------    ---------

Cash flow from financing activities:
Capital contributions                                                   7,100         --
Capital distributions                                                 (21,370)        --
Issuance of common stock                                                 --        372,180
Borrowings on notes payable                                            11,200       25,214
Repayments of notes payable                                              --        (18,114)
                                                                    ---------    ---------

     Net cash (used in) provided by financing activities               (3,070)     379,280
                                                                    ---------    ---------

Net (decrease) increase in cash                                        (8,900)      87,901

Cash at beginning of year                                               9,092          192
                                                                    ---------    ---------

Cash at end of year                                                 $     192    $  88,093
                                                                    =========    =========

    The accompanying notes are an integral part of the financial statements

                     SPACE SYSTEMS INTERNATIONAL CORPORATION
                            STATEMENTS OF CASH FLOWS
                 For the years ended February 28, 1998 and 1999

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

                                        1998             1999
                                   --------------   --------------

Cash paid during the period for:

       Income taxes                $         --     $         --
                                   ==============   ==============

       Interest                    $        3,352   $        2,097
                                   ==============   ==============


Supplemental disclosure of noncash investing and financing activities:

       Effective March 1, 1998, the Company exchanged 7,200,150 shares of common stock for all of the assets and liabilities of Space Liaison and Imaging Corporation. The value of the assets and liabilities acquired were $4,303 and $31,056, respectively.






    The accompanying notes are an integral part of the financial statements

                     SPACE SYSTEMS INTERNATIONAL CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                 For the years ended February 28, 1998 and 1999





NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Space Systems International Corporation (the "Company") was incorporated in Delaware on February 19, 1998. The Company provides technology and consulting to corporations and governments requiring solutions to telecommunications and remote sensing of the environment. The Company provides an integrated system approach to the problem by utilizing existing capabilities among sub contractors.

Effective March 1, 1998, the Company acquired all of the assets and liabilities of Space Liaison and Imaging Corporation in exchange for the issuance of 7,200,150 shares of common stock of the Company. The transaction has been accounted for as an exchange between entities under common control and was accounted for at historical cost. Accordingly, the accompanying financial statements have been presented as if Space Liaison and Imaging Corporation and Space Systems International Corporation were one company.

NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments, including instruments embedded in other contracts and for hedging activities. It requires recognition of all derivatives as either assets or liabilities in the balance sheet, and measure those instruments at fair value. The new standard becomes effective for fiscal years beginning after June 15, 2000. Management does not expect this statement to have a material effect on the Company's financial statements.

FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which range from two to five years.

LONG LIVED ASSETS

The Company applies the provisions of SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and periodically evaluates whether events or circumstances have occurred that may affect the estimated useful life or the recoverability of long-lived assets. The Company performs this evaluation for each individual long lived asset. Impairment is triggered when the estimated future cash flows do not exceed the carrying amount. Impairment will be measured on the difference between the carrying amount and the fair value of such asset determined using the future cash flows. No impairment of long lived assets has been recognized as of February 28, 1999.

                     SPACE SYSTEMS INTERNATIONAL CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                 For the years ended February 28, 1998 and 1999





NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements, and the amounts of revenues and expenses reported during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

NET INCOME (LOSS) PER SHARE

Basic net income (loss) per common share excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reported periods. Diluted net income (loss per share) reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised. For the year ended February 28, 1999, the effects of stock options and other commitments to issue common stock are not considered in the calculation as they are anti-dilutive.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company believes that the recorded values of its financial instruments approximates their fair value at the balance sheet date due to their immediate short-term maturity.

STOCK BASED COMPENSATION

In October 1995, FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." This standard encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments based on a fair-value method of accounting.

Companies that do not choose to adopt the expense recognition rules of SFAS No. 123 will continue to apply the existing accounting rules contained in Accounting Principles Board Opinion ("APBO") No. 25, but will be required to provide proforma disclosures of the compensation expense determined under the fair-value provisions of SFAS No. 123. APBO No. 25 requires no recognition of compensation expense for most of the stock-based compensation arrangements provided by the Company, namely, option grants where the exercise price is equal to the market price at the date of the grant.

                     SPACE SYSTEMS INTERNATIONAL CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                 For the years ended February 28, 1998 and 1999





NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

STOCK BASED COMPENSATION (Continued)

The Company has opted to follow the accounting provisions of APBO No. 25 for stock-based compensation and to furnish the pro forma disclosures required under SFAS No. 123. During the year ended February 28, 1999, the Company did not have any options which required the pro forma disclosures under SFAS No. 123.

GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses from operations, has limited operating revenue and limited capital resources. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company's continuation as a going concern is dependent upon its ability to raise capital from outside sources, generate sufficient cash flow from operations, and ultimately to attain profitability.

NOTE 2  - PREPAID EXPENSES

Prepaid expenses at February 28, 1999, represents the remaining amount of costs incurred for insurance policies covering directors and officers and general liability. The policies were financed by a finance company.

NOTE 3 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities at February 28 consist of:

                              1998      1999
                            -------   -------
Accounts payable trade      $ 4,856   $22,541
Accrued professional fees     5,000      --
Accrued salaries               --      67,500
                            -------   -------
                            $ 9,856   $90,041
                            =======   =======

                     SPACE SYSTEMS INTERNATIONAL CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                 For the years ended February 28, 1998 and 1999





NOTE 4  - NOTES PAYABLE

   Notes payable at February 28 consists of:

                                                          1998     1999
                                                        -------   -------
   Note payable to a bank, interest payable
   monthly at 13.25% and 13.50% per annum,
   respectively, principal amount due on demand         $21,200   $13,149

   Note payable to a finance company,
   interest payable monthly at 12.38%
   per annum                                               --      15,151
                                                        -------   -------
                                                        $21,200   $28,300
                                                        =======   =======

NOTE 5  - INCOME TAXES

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. The tax effect of temporary differences consisted of the following as of February 28:

                                                     1998          1999
                                                  ---------    ---------
   Deferred tax assets:
   Net operating loss carry forwards              $  34,000    $  90,000
   Compensation element of stock options issued        --         66,000
   Cash basis accounting for tax purposes              --         19,000
   Other                                               --         11,000
                                                  ---------    ---------

      Gross deferred tax assets                      34,000      186,000

Less valuation allowance                            (34,000)    (186,000)
                                                  ---------    ---------

                                                  $    --      $    --
                                                  =========    =========

Realization of deferred tax assets is dependant upon sufficient future taxable income during the period that deductible temporary differences and carryforward are expected to be available to reduce taxable income. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance. The Company's valuation allowance increased by $186,000 from 1998.

                     SPACE SYSTEMS INTERNATIONAL CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                 For the years ended February 28, 1998 and 1999




NOTE 5 - INCOME TAXES (Continued)

As of February 28, 1999, the Company has net operating loss carry forwards for both federal and state income tax purposes. Federal and state net operating loss carry forwards totaling approximately $226,000 expire in 2019 and 2004, respectively. Due to federal and state laws, the availability of the operating loss carry forwards may be limited if a cumulative change in the Company's ownership results in a change in control. The Company believes such a change has not taken place during the years ended February 28, 1998 and 1999. Due to federal and state tax rules the net operating losses of Space Liaison and Imaging Corporation are not transferrable to the Company.

A reconciliation of the effective tax rates with the federal statutory rate is as follows for the years ended February 28:

                                               1998           1999
                                           ------------   ---------

Income tax benefit at 35% statutory rate   $       --     $(159,000)
Change in valuation allowance                      --       186,000
Non deductible expenses                            --         3,000
State income taxes, net                            --       (27,000)
Other                                              --        (3,000)
                                           ------------   ---------

                                           $       --     $   --
                                           ============   =========

NOTE 6 - STOCKHOLDERS' EQUITY

During fiscal 1999, the Company granted options to acquire common stock to a consultant. The consulting agreement called for options to be granted as follows: options to purchase 150,000 shares of common stock at an exercise price of $.0001 per share upon execution of the consulting agreement, options to acquire 200,000 shares of common stock at an exercise price of $.0001 per share upon the introduction and successful acquisition of a public shell (this event has not occurred as of February 28, 1999), and options to acquire 200,000 shares of common stock at an exercise price of $.0001 per share upon the entry into any contractual relationship with a specified company. The consulting agreement is effective for a period which extends for twenty-four months from the date of the agreement (See Note 8).
The options expire with the expiration of the consulting agreement.

During February 1998, the Company granted an option to acquire 100,000 shares of common stock to a consultant. The option was exercisable at $.0001 per share and was immediately exercised.

During May 1998, the Company granted an option to acquire 235,000 shares of common stock to a consultant at an exercise price of $.0001 per share exercisable January 1, 1999 through June 30, 2000.

                     SPACE SYSTEMS INTERNATIONAL CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                 For the years ended February 28, 1998 and 1999





NOTE 6 - STOCKHOLDERS' EQUITY (Continued)

During fiscal 1999 the Company entered into a consulting agreement which granted the consultant options to acquire 500,000 shares of common stock at an exercise price of $1.00 per share. The options become exercisable upon the Securities and Exchange Commission effecting a Registration Statement submitted by the Company and the Company's common stock quoted average closing bid being at least $5.00 per share for ten trading days. If both conditions have not been met within twelve months of an effective Form 10-SB the options to purchase common stock are cancellable by the Company. These options expire five years after they become exercisable. These options are not exercisable as of February 28, 1999.

STOCK OPTION PLANS

The Company has elected to account for incentive grants and grants under its Plan following APB No. 25 and related interpretations. Accordingly, no compensation costs have been recognized for incentive options for the years ended February 28, 1998 and 1999. The Company has adopted the disclosure provisions of SFAS No. 123 effective March 1, 1997. Under SFAS No. 123, the fair value of each option granted during the years ended February 28, 1998 and 1999 was estimated on the measurement date utilizing the then current fair value of the underlying shares, as estimated by management, less the exercise price discounted over the average expected life of the options of 10 years, with an average risk free interest rate ranging between 5.82% and 6%, price volatility of .1 and no dividends.

Had compensation cost for all awards been determined based on the fair value method as prescribed by SFAS No. 123, reported net income (loss) and net income
(loss) per common share would have been as follows:

                                             February 28,    February 28,
                                                 1998           1999
                                             ------------    ------------
Net income (loss):
 As reported                                 $      572      $(455,065)
 Pro forma                                   $      572      $(455,065)
Basic and diluted net (loss) per share:
 As reported                                 $      .00      $    (.05)
 Pro forma                                   $      .00      $    (.05)

                     SPACE SYSTEMS INTERNATIONAL CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                 For the years ended February 28, 1998 and 1999





NOTE 6 - STOCKHOLDERS' EQUITY (Continued)

STOCK OPTION PLANS (Continued)

A summary of the activity of the stock options for the years ended February 28, 1998 and 1999 is as follows:

                                                           YEAR ENDED                                YEAR ENDED
                                                       FEBRUARY 28, 1998                          FEBRUARY 28, 1999
                                                --------------------------------     --------------------------------------
                                                                  WEIGHTED                               WEIGHTED
                                                                  AVERAGE                                AVERAGE
                                                                  EXERCISE                               EXERCISE
                                                 SHARES            PRICE               SHARES             PRICE
                                                --------------------------------     --------------------------------------
      Outstanding at beginning of
         period                                         --    $      --                  500,000    $      1.00
      Granted                                      600,000            .83                585,000          .0001
      Exercised                                   (100,000)         .0001                    --             --
      Forfeited                                         --            --                     --             --
      Expired                                           --            --                     --             --
                                                --------------------------------     --------------------------------------

      Outstanding at end of period                 500,000    $      1.00              1,085,000    $       .46
                                                ================================     ======================================

      Exercisable at end of period                      --    $       --                 585,000    $     .0001
                                                ================================     ======================================

       Weighted-average fair value
           of options granted during
           the period                                         $       .17                            $      .20
                                                              ==================                     ======================

      Weighted-average remaining
           contractual life of options
           outstanding at end of period                              5.0 years                           3.2 years
                                                              ==================                     ======================

NOTE 7  - RELATED PARTY TRANSACTIONS

During the fiscal year ended February 28, 1998, the Company issued 7,200,150 shares of common stock to Space Liaison and Imaging Corporation, a related company, in exchange for all of the assets and liabilities of Space Liaison and Imaging Corporation. Space Liaison and Imaging Corporation subsequently exchanged the shares of the Company for its outstanding shares.

During February 1998, the Company subscribed to issue 1,700,000 shares of common stock to consultants in conjunction with the formation of the Company. All of these consultants were affiliates of the Company at February 28, 1999.

                     SPACE SYSTEMS INTERNATIONAL CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                 For the years ended February 28, 1998 and 1999





NOTE 7  - RELATED PARTY TRANSACTIONS (Continued)

During June 1998, the Company's CEO purchased 30,000 shares of common stock via the issuance of a promissory note in the amount $6,000. The note is secured by the common stock and bears interest at 8.5% per annum and is due June 26, 1999. Subsequent to year end the note was extended and is due on demand.

During June 1998, the Company's Vice President purchased 20,000 shares of common stock via the issuance of a promissory note in the amount $4,000. The note is secured by the common stock and bears interest at 8.5% per annum and is due June 26, 1999. Subsequent to year end the note was extended and is due on demand.

NOTE 8  - COMMITMENTS AND CONTINGENCIES

During fiscal 1999, the Company entered into a consulting agreement which calls for payment of $150,000 per year for two years for services to be rendered. This payment of these fees is contingent upon and begins with the Company's commencement of trading on any publicly traded market and is payable in a lump sum at the end of the end of the two year term. In addition the agreement calls for a payment of $60,000 upon the commencement of the Company's stock trading on any public market. The agreement also provides for the granting of up to 550,000 options to purchase the Company's common stock at an exercise price of $.0001 per share. (See Note 6.)

During May 1998, the Company entered into a consulting agreement which calls for payment of consulting fees totaling $30,000 for consulting services rendered prior to January 1, 1999.

In conjunction with the acquisition of the assets and liabilities of Space Liaison and Imaging Corporation, a dissolved corporation which had common ownership with the Company, the Company obtained the rights to certain outstanding contract proposals which were initiated by Space Liaison and Imaging Corporation. The Company has not assigned any value to these rights as of February 28, 1999.

The Company has adopted the Incentive Compensation Plan and the Equity Incentive Plan. The Incentive Compensation Plan covers all employees, is determined by measured performance and is based on a percentage of annual salary. The Equity Incentive Plan covers directors, officers, and certain key employees of the Company. Under the Equity Incentive Plan participants may be granted Incentive Stock Options or Non-Qualified incentive stock options. In no case may options be granted at less than fair market value of the underlying common stock. The Company has reserved 1,000,000 common shares for issuance under the Equity Incentive Plan. There was no activity under this Plan during 1998 or 1999.

The Company leases its office facility on a one year term with monthly lease payments of $300. This lease expires April, 2000.

                     SPACE SYSTEMS INTERNATIONAL CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                 For the years ended February 28, 1998 and 1999





NOTE 9  - SUBSEQUENT EVENTS

During May, 1999, the Company entered into a contractual agreement with a "Fortune 500 Company" to provide consulting services in Russia via Company employees located in Russia. This contract expires December 31, 1999.

The Company also entered into a financing agreement with a financing company whereby the financing company will make short term advances to the Company for foreign payroll needs. These advances are secured by specific billings of the Company related to the above contractual agreement.

                      First Enterprise Service Group, Inc.
                        (A Development Stage Enterprise)

TABLE OF CONTENTS


-------------------------------------------------------------------------------------------------------
Independent Auditors' Report                                                                       F-17

Financial Statements as of and for the period April 6, 1999 (date of incorporation) to December 31, 1999:

    Balance Sheet                                                                                  F-18

    Statement of Operations                                                                        F-19

    Statement of Stockholders' Equity                                                              F-20

    Statement of Cash Flows                                                                        F-21

    Notes to Financial Statements                                                                  F-22

-------------------------------------------------------------------------------------------------------

[LETTERHEAD OF KINGERY CROUSE & HOHL P.A.]

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of First Enterprise Service Group, Inc.:

We have audited the accompanying balance sheet of First Enterprise Service Group, Inc. (the "Company"), a development stage enterprise, as of December 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the period April 6, 1999 (date of incorporation) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1999, and the results of its operations and its cash flows for the period April 6, 1999 (date of incorporation) to December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes A and B to the financial statements, the Company is in the development stage and will require a significant amount of capital to commence its planned principal operations and proceed with its business plan. As of the date of these financial statements, an insignificant amount of capital has been raised, and as such there is no assurance that the Company will be successful in its efforts to raise the necessary capital to commence its planned principal operations and/or implement its business plan. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Kingery Crouse & Hohl P.A.

February 21, 2000
Tampa, FL.

                      FIRST ENTERPRISE SERVICE GROUP, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                      BALANCE SHEET AS OF DECEMBER 31, 1999


-------------------------------------------------------------------------------
TOTAL ASSETS                                                     $  0
                                                                 ====

LIABILITIES AND STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY:
     Preferred stock - no par value - 20,000,000
        shares authorized; 0 shares issued and outstanding       $  0

    Common stock - no par value - 50,000,000 shares
        authorized; 3,000,000 shares issued and outstanding        79
    Deficit accumulated during the development stage              (79)
                                                                 ----

         Total stockholders' equity                                 0
                                                                 ----

TOTAL                                                            $  0
                                                                 ====












-------------------------------------------------------------------------------

         SEE NOTES TO FINANCIAL STATEMENTS

                      FIRST ENTERPRISE SERVICE GROUP, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                             STATEMENT OF OPERATIONS
              FOR THE PERIOD APRIL 6, 1999 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 1999


-------------------------------------------------------------------------------
EXPENSES -
   Organizational costs                                            $       79
                                                                   ----------

NET LOSS                                                           $       79
                                                                   ==========

NET LOSS PER SHARE:
Basic                                                              $        0
                                                                   ==========
Weighted average number of shares - basic                           3,000,000
                                                                   ==========












-------------------------------------------------------------------------------

         SEE NOTES TO FINANCIAL STATEMENTS

                      FIRST ENTERPRISE SERVICE GROUP, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                        STATEMENT OF STOCKHOLDERS' EQUITY
              FOR THE PERIOD APRIL 6, 1999 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 1999


-------------------------------------------------------------------------------------------------------------------------
                                                                                                 Deficit
                                                                                               Accumulated
                                                                                                During the
                                               Common                        Preferred         Development
                                       Shares             Value        Shares         Value        Stage         Total
                                    -------------     -----------  ------------    ----------  ------------   -----------
Balances, April 6, 1999 (date of               0      $         0             0     $       0   $       0     $         0
incorporation)

Proceeds from the issuance
  of common stock                      3,000,000               79                                                      79

Net loss for the period,
  April 6, 1999
  (date of incorporation)
  to December 31, 1999                                                                                (79)            (79)
                                    -------------    ------------  ------------    ----------   ----------    -----------

Balances December 31, 1999             3,000,000     $         79             0     $       0   $     (79)              0
                                    =============    ============  ============     =========   =========     ===========












-------------------------------------------------------------------------------------------------------------------------

         SEE NOTES TO FINANCIAL STATEMENTS

                      FIRST ENTERPRISE SERVICE GROUP, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                             STATEMENT OF CASH FLOWS
              FOR THE PERIOD APRIL 6, 1999 (DATE OF INCORPORATION)
                              TO DECEMBER 31, 1999


------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net loss                                                      $    (79)
                                                                    --------

NET CASH USED IN OPERATING ACTIVITIES                                    (79)
                                                                    --------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Issuance of common stock                                            79
                                                                    --------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                    0

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                             0
                                                                    --------

CASH AND CASH EQUIVALENTS, END OF PERIOD                            $      0
                                                                    ========


      Interest paid                                                 $      0
                                                                    ========

      Taxes paid                                                    $      0
                                                                    ========
------------------------------------------------------------------------------

         SEE NOTES TO FINANCIAL STATEMENTS

                      FIRST ENTERPRISE SERVICE GROUP, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

NOTE A - FORMATION AND OPERATIONS OF THE COMPANY

First Enterprise Service Group, Inc. (the "Company") was incorporated under the laws of the state of Florida on April 6, 1999. The Company, which is considered to be in the development stage as defined in Financial Accounting Standards Board Statement No. 7, intends to investigate and, if such investigation warrants, engage in business combinations. The planned principal operations of the Company have not commenced, therefore accounting policies and procedures have not yet been established.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of revenues and expenses during the reporting period may be affected by the estimates and assumptions management is required to make. Actual results could differ from those estimates.

NOTE B - GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company will require a significant amount of capital to commence its planned principal operations and proceed with its business plan. Accordingly, the Company's ability to continue as a going concern is dependent upon its ability to secure an adequate amount of capital to finance its planned principal operations and/or implement its business plan. The Company's plans include a merger and a subsequent public offering of its common stock, however there is no assurance that they will be successful in their efforts to raise capital. This factor, among others, may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

NOTE C - INCOME TAXES

During the period April 6, 1999 (date of incorporation) to December 31, 1999, the Company recognized losses for both financial and tax reporting purposes. Accordingly, no deferred taxes have been provided for in the accompanying statement of operations.

NOTE D - RELATED PARTY TRANSACTIONS

During the period April 6, 1999 (date of incorporation) to December 31, 1999, the Company's president provided start-up services and a portion of his home for office space for no consideration. The value of such services and office space provided are not considered significant and as such no expenses have been recorded.

NOTE E - COMMITMENTS

The Company agreed orally to pay Michael T. Williams $60,000 for all services rendered through the closing of an acquisition or merger. This debt will be assumed and paid by the acquisition or merger candidate or its agent.

NOTE F - PROPOSED MERGER

The Company has entered into a merger agreement with Space Systems International Corporation which it anticipates will close in the year 2000. In conjunction with the merger the Company has agreed to effect a reverse split whereby the number of shares outstanding prior to the closing will be 851,603.

-------------------------------------------------------------------------------

PART II--INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

-------------------------------------------------------------------------------
Delaware
-------------------------------------------------------------------------------

Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its Directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

Under Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as Directors and officers. These provisions do not eliminate the Directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each Director will continue to be subject to liability (i) for breach of the Directors' duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived an improper personal benefit. The provisions also does not affect a Directors' responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

-------------------------------------------------------------------------------
Florida
-------------------------------------------------------------------------------

Florida Business Corporation Act. Section 607.0850(1) of the Florida Business Corporation Act (the "FBCA") provides that a Florida corporation, such as the Company, shall have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 607.0850(2) of the FBCA provides that a Florida corporation shall have the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Section 607.850 of the FBCA further provides that: (i) to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any claim, issue, or matter therein, he shall be indemnified against expense actually and reasonably incurred by him in connection therewith; (ii) indemnification provided pursuant to Section 607.0850 is not exclusive; and (iii) the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 607.0850.

Notwithstanding the foregoing, Section 607.0850 of the FBCA provides that indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that his actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director, officer, employee or agent had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the director, officer, employee or agent derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the liability provisions regarding unlawful distributions are applicable; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

Section 607.0831 of the FBCA provides that a director of a Florida corporation is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless: (i) the director breached or failed to perform his duties as a director; and (ii) the director's breach of, or failure to perform, those duties constitutes: (A) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (B) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (C) a circumstance under which the liability provisions regarding unlawful distributions are applicable; (D) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; or (E) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

Articles and Bylaws. The Company's Articles of Incorporation and the Company's Bylaws provide that the Company shall, to the fullest extent permitted by law, indemnify all directors of the Company, as well as any officers or employees of the Company to whom the Company has agreed to grant indemnification.

At present, there is no pending litigation or proceeding involving a Director, officer or key employee of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or Director.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit Numbers

Exhibit 2.1       Agreement and Plan of Merger and Reorganization*

Exhibit 3.1       Articles of Incorporation of the Registrant.*
Exhibit 3.2       Bylaws of the Registrant*
Exhibit 3.3 Amended and Restated Articles of Incorporation of Registrant, to be effective after consummation of the proposed Merger.*
Exhibit 3.4 Amended and Restated Bylaws of the Registrant, to be effective after consummation of the proposed Merger.*

Exhibit 4.1       Form of Common Stock Certificate of the Registrant.*

Exhibit 5.1       Legal Opinion of Williams Law Group, P.A.

Exhibit 8.1       Tax Opinion of Williams Law Group, P.A.*

Exhibit 10.1      Option Agreement with Gritell International Ltd.*
Exhibit 10.2      Option Agreement with ITR Marketing Inc.*
Exhibit 10.3      Option Agreement with Evan Capital*
Exhibit 10.4      Option Agreement with Novak Graphics Ltd.*
Exhibit 10.5      Option Agreement with Larix International Ltd.*
Exhibit 10.6      Contract with Globalstar
Exhibit 10.7      Contract with Ericsson*
Exhibit 10.8      Promissory note from John Papazian
Exhibit 10.9      Promissory note from Dennis Appel
Exhibit 10.10.1   Promissory notes from Barry Berman dated September 24, 1998
Exhibit 10.10.2   Promissory notes from Barry Berman dated October 6, 1998
Exhibit 10.11     Letter from MGM to Williams Law Group
Exhibit 10.12     Letter from Williams Law Group to MGM
Exhibit 10.13     Letter from MGM to SSI Board*


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


Exhibit 11.1      Statement of computation of per share earnings.*

Exhibit 23.1      Consent of KINGERY, CROUSE & HOHL, P.A.
Exhibit 23.2      Consent of PANNELL KERR FORSTER, CPAs.
Exhibit 23.3 Consent of WILLIAMS LAW GROUP, P.A. (to be included in Exhibits 5.1 and 8.1).

Exhibit 27.       Financial Data Schedule (for SEC use only)

*To be filed by amendment

 All other Exhibits called for by Rule 601 of Regulation S-1 are not applicable to this filing.

 Information pertaining to our Common Stock is contained in our Articles of Incorporation and By-Laws.

ITEM 22. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

          (1) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request;

          (2) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective;

          (3) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (4) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (3) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



                                   SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of , State of , on .

                                          FIRST ENTERPRISE SERVICE GROUP, INC.

                                          By: /s/  MICHAEL T. WILLIAMS.
                                            ------------------------------------
                                                  President and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

---------------------- ---------------------------- --------------------------
SIGNATURE              TITLE                        DATE
---------------------- ---------------------------- --------------------------
                       President and Treasurer
---------------------- ---------------------------- --------------------------




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